SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC.
(Name of Subject Company)

NUMERICAL TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value
(Title of Class of Securities)

67053T101
(CUSIP Number of Class of Securities)

Narendra K. Gupta
Interim President and Chief Executive Officer
70 West Plumeria Drive
San Jose, California 95134-2134
(408) 919-1910
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

John V. Roos, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

ITEM 1.    Subject Company Information.

The name of the subject company is Numerical Technologies, Inc., a Delaware corporation (“Numerical” or the “Company”). The address of the principal executive office of the Company is 70 West Plumeria Drive, San Jose, California 95134-2134, and its telephone number is (408) 919-1910.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9” or “Statement”) relates is the common stock, $0.0001 par value per share, of the Company (the “Common Stock”). Unless the context otherwise requires, as used herein, the term “Shares” shall mean shares of Common Stock. As of January 21, 2003, there were 33,712,870 Shares issued and outstanding, excluding 273,303 exchangeable shares originally issued in connection with the Company’s acquisition of Cadabra Design Automation Inc., now known as Numerical Technologies Canada, Inc., and an indirect wholly owned subsidiary of the Company, which are exchangeable into shares of the Company’s Common Stock on a one-to-one basis at the election of the holders of such shares (the “Exchangeable Shares”).

Also excluded from the issued and outstanding total above is one share of “Special Voting Stock” created in connection with the Company’s acquisition of Cadabra Design Automation Inc. The Special Voting Stock is a special series of the Company’s preferred stock that consists of only one authorized share in which the holders of Exchangeable Shares are entitled to fractional interests equal to a fraction obtained by dividing (i) the number of Exchangeable Shares held by a given holder at any given time, by (ii) the total number of Exchangeable Shares outstanding at such time. The fractional interest of each holder of Exchangeable Shares entitles such holder to a number of votes at each Numerical stockholder meeting (or pursuant to a Numerical stockholder written consent) equal to the number of Exchangeable Shares held by such holder. The Special Voting Stock will be cancelled when no more Exchangeable Shares are outstanding.

Holders of Exchangeable Shares may exchange their Exchangeable Shares for Shares and, if such Exchangeable Shares are exchanged prior to completion of the Offer (as defined below), tender their Shares in the Offer. All Exchangeable Shares that are not exchanged will be redeemed or acquired by an affiliate of Numerical’s before the Merger (as defined below) takes place, and the holders of such Exchangeable Shares shall receive Shares, subject to any applicable withholding regulations or requirements, and holders of those Shares will receive in the Merger the same price paid in the Offer, that is, $7.00 per Share in cash or any other higher price per Share which is paid in the Offer.

ITEM 2.    Identity and Background of Filing Person.

The filing person of this Statement is the subject company, Numerical. The business address and telephone number of Numerical are as set forth in Item 1 above.

This Statement relates to the tender offer (the “Offer”) by Neon Acquisition Corporation, a Delaware corporation (“Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated January 23, 2003 (the “Schedule TO”), to purchase all outstanding Shares at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”). Purchaser is a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1) hereto, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed as Exhibit (a)(2) hereto.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 12, 2003 (the “Merger Agreement”), by and among Synopsys, Purchaser and Numerical. The Merger Agreement provides that, among other things, following consummation of the Offer, Purchaser will merge with and into Numerical (the “Merger”) with Numerical continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Numerical or by Synopsys, or by any wholly owned subsidiary of Numerical or Synopsys, or by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Price or any higher price per Share actually paid in the Offer. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Schedule TO states that the principal executive offices of the Purchaser are located at 700 East Middlefield Road, Mountain View, California, 94043.

ITEM 3.    Past Contracts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is attached as Annex A and Exhibit (a)(3) hereto (the “Information Statement”), which is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Synopsys or the Purchaser, their respective officers, directors or affiliates.

In considering the recommendation of the Board of Directors of the Company (the “Board of Directors” or “Board”) set forth in Item 4 below, the Company’s stockholders should be aware that certain executive officers of the Company and certain members of the Board of Directors (all of whom are stockholders of the Company) have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Board of Directors is aware of these interests and considered them along with the other factors described in Item 4 below.

Amounts to be Received by Executive Officers and Directors

The table below sets forth information for each director and executive officer of the Company who will be entitled to receive consideration in connection with the Offer or the Merger with respect to the Shares and options to purchase Shares held by such individual. In addition, pursuant to the terms of the Merger Agreement, upon consummation of the Merger, all outstanding and unexercised options previously granted pursuant to any of the Company’s stock option plans will be assumed by Synopsys and converted into shares of Synopsys common stock in accordance with the terms of the Merger Agreement. All options granted to non-employee directors will accelerate upon the closing of the Merger. As described below, options granted to certain employee directors and officers will accelerate under certain conditions following the Merger. Except as set forth in the table below, no director or executive officer of the Company is entitled to receive any consideration in connection with the Offer or the Merger for Shares owned or options to purchase Shares owned by them. The number of Shares and per Share exercise prices for all options granted prior to April 5, 2000 referred to throughout Item 3 reflect a 3 for 2 stock split effected on April 5, 2000.

Name	Shares Owned as of 1/21/2003*	Number of Vested, In-the-Money Options Exercisable as of 1/21/2003**		Number of In-the-Money Options Subject to Acceleration or Potential Acceleration***		Shares to be Purchased under the ESPP****		Total Consideration Including Benefit of Vested, In-the-Money Options*****
Narendra K. Gupta	782,914	12,500	(1)	387,500	(1)	0		$6,892,398
Richard Mora	181,875	37,500	(2)	112,500	(2)	0		1,610,625
Atul Sharan	208,683	125,000	(2)	75,000	(2)	1,000	(3)	1,914,177
Fabio Angelillis	0	62,500	(2)	187,500	(2)	1,000	(3)	565,896
Yao-Ting Wang	1,509,827	37,500	(4)	112,500	(4)	0		11,753,789
Yagyensh C. (Buno) Pati	2,028,000	75,000	(4)	225,000	(4)	0		15,933,900
William H. Davidow	173,210	0		0		0		1,212,470
Abbas El Gamal	500,705	0		0		0		3,504,935
Thomas Kailath	895,834	5,156	(5)	2,344	(5)	0		6,303,338
Harvey Jones	60,873	0		0		0		426,111

*
The shares outstanding include unvested options that have been early exercised and will vest in whole or in part upon the consummation of the Merger pursuant to the terms of the option grants. See “Early Exercise Provisions and Stock Repurchase Rights” below for further information.

**
The determination of whether options are in-the-money is based on the Offer Price of $7.00. Executive officers and directors have been granted additional options that have exercise prices greater than the Offer Price of $7.00 that are not disclosed below that also have change of control provisions similar to the ones described in Item 3.

***
The number of Shares subject to acceleration specified in this column assumes that executive officers and employee directors will be terminated upon consummation of the Merger, such that all their options will be subject to acceleration on the terms described under the caption “Change of Control Agreements” below. All options granted to non-employee directors will accelerate upon consummation of the Merger.

****	This assumes maximum participation in the Employee Stock Purchase Plan by the executive officers that are currently participating.

*****	Includes benefit of vested, in-the-money options net of the respective exercise prices.

(1)	The exercise price for 200,000 of these options is $3.42 and the exercise price for the remaining 200,000 is $3.52.

(2)	The exercise price for these options is $4.75.

(3)
The exercise price for these shares is $3.60 which is 85% of the fair market value of a Share on the last trading day prior to the current offering period (based on the closing price on November 14, 2002).

(4)	The exercise price for these options is $4.00.

(5)	The exercise price for these options is $2.67.

Change of Control Agreements

Several executive officers and employee directors have been granted options which provide that, upon a Change of Control Transaction (as defined below), 50% of the unvested Shares underlying such options become vested and exercisable on the six month anniversary of the Change of Control Transaction. In addition, any remaining unvested Shares underlying such options will accelerate under certain circumstances if such executive officers and directors are not employed by the successor entity after a Change of Control Transaction. The current interim Chief Executive Officer, Dr. Narendra K. Gupta, has been granted options that will accelerate upon a change of control, regardless of whether he is employed by the successor entity after a change of control. In addition, options held by non-employee directors accelerate upon a “Change of Control” (as defined below).

The Company has granted options with change of control provisions to the following executive officers and directors of the Company that will be triggered by the consummation of the Merger or in the case of such executive officers, by the involuntary termination of such executive officers during a certain period after the Merger: (1) Dr. Narendra K. Gupta, (2) Dr. Yagyensh C. (Buno) Pati, (3) Dr. Yao-Ting Wang, (4) Richard Mora, (5) Atul Sharan, (6) Fabio Angelillis and (7) Dr. Thomas Kailath. The caption “Early Exercise Provisions and Stock Repurchase Rights” below provides descriptions of additional options affected upon a change of control.

The Company understands that, as of the date hereof, several executive officers have been in discussions with Synopsys regarding future employment with Synopsys, but that to date, no agreement or understanding has been reached between Synopsys and any executive officer or director regarding any role that such executive officer or director may have with the Surviving Corporation after the consummation of the Merger. However, such agreements may be made in the future.

As used in this section under the heading “Change of Control Agreements,” a “Change of Control Transaction” occurs if Numerical merges with or into another entity, sells all or substantially all of its assets, or enters into any other similar transaction or reorganization as a result of which the stockholders of Numerical immediately prior to such transaction will not hold at least 50% of the voting power of the surviving, purchasing or continuing entity, as applicable. The Merger will constitute a Change of Control Transaction.

As used in this section under the heading “Change of Control Agreements,” the following events constitute an “Involuntary Termination”: (1) without the optionee’s express written consent, the optionee is subject to a significant reduction in optionee’s duties, authority and responsibilities, relative to the optionee’s duties, authority and responsibilities as in effect immediately prior to the Change of Control Transaction; (2) a material reduction in the base salary of the optionee as in effect immediately prior to the Change of Control Transaction; (3) a material reduction in the kind or level of employee benefits, including bonuses, to which the optionee was entitled immediately prior to the Change of Control Transaction, with the result that the optionee’s overall benefits package is significantly reduced; (4) the relocation of the optionee to a facility or a location more than 60 miles from the optionee’s then present location, without the optionee’s express written consent; (5) any purported termination of the optionee which is not effected for disability or for cause or any purported termination for which the grounds relied upon are not valid; or (6) any act or set of facts or circumstances, which would, under California case law or statute, constitute constructive termination of the optionee.

Options with Change of Control Provisions for Dr. Narendra K. Gupta

On October 16, 2002, the Company granted Dr. Gupta an option to purchase 200,000 Shares at an exercise price of $3.52 per Share pursuant to a Stock Option Agreement attached hereto as Exhibit (e)(4). Upon a change of control, all of the Shares subject to the option held by Dr. Gupta that have not vested as of the change of control shall vest in full.

On December 10, 2002, the Company granted Dr. Gupta an option to purchase 200,000 Shares at an exercise price of $3.42 per Share pursuant to a Stock Option Agreement attached hereto as Exhibit (e)(5). The option provides that upon a Change of Control Transaction, all of the Shares subject to the option held by Dr. Gupta that have not vested as of the Change of Control Transaction will vest in full. In addition, if Dr. Gupta’s employment as Chief Executive Officer of the Company is terminated, whether or not there is a change of control, all of the unvested Shares subject to the option will vest in full.

Options with Change of Control Provisions to Dr. Yagyensh C. (Buno) Pati and Dr. Yao-Ting Wang

On July 17, 2002, the Company granted Dr. Pati and Dr. Wang an option to purchase 300,000 Shares and 200,000 Shares, respectively, at an exercise price of $4.00 per Share pursuant to the Stock Option Agreements filed as Exhibit (e)(6) and (e)(7), respectively. The terms of the options provide that upon the six month anniversary of a Change of Control Transaction, 50% of the Shares subject to the option that have not vested as of six months after the Change in Control Transaction shall vest in full, and if either Dr. Pati’s or Dr. Wang’s employment is terminated as a result of an Involuntary Termination within 12 months following the Change of Control Transaction, then all of their respective remaining unvested options shall be fully vested and exercisable upon such Involuntary Termination. Absent a Change of Control Transaction, the options granted to Dr. Pati and Dr. Wang would vest with respect to 25% of the underlying Shares 12 months after the vesting commencement date of January 1, 2002, and with respect to  1/16th of the underlying Shares on the last day of each 3 month anniversary thereafter, subject to each continuing to be an employee, director or consultant of Numerical on such dates. Synopsys has had discussions with Dr. Wang regarding possible employment opportunities at the Surviving Corporation but there was no employment arrangement in place as of January 23, 2003.

Options with Change of Control Provisions to Fabio Angelillis, Atul Sharan and Richard Mora

On July 11, 2002, the Company granted options with an exercise price of $4.75 per Share to each of the following employees: (1) an option to purchase 250,000 Shares to Fabio Angelillis, (2) an option to purchase

200,000 Shares to Atul Sharan (100,000 of which vested immediately upon grant), and (3) an option to purchase 150,000 Shares to Richard Mora, pursuant to Stock Option Agreements respectively filed as Exhibits (e)(8), (e)(9) and (e)(10) hereto. The options provide that upon the six month anniversary of a Change of Control Transaction, 50% of the Shares subject to each respective option that have not vested as of six months after the Change in Control Transaction shall vest in full, and if either Messrs. Angelillis’, Sharan’s or Mora’s status as an employee of the Surviving Corporation is terminated as a result of an Involuntary Termination within 12 months following the Change of Control Transaction, then all of their respective remaining unvested options shall be fully vested and exercisable upon such Involuntary Termination. In addition, with respect to Mr. Mora, his options will be fully vested and exercisable if he ceases to serve in the capacity of Chief Financial Officer of the Surviving Corporation within 12 months following a Change in Control Transaction. Absent a Change of Control Transaction, the options granted to Messrs. Angelillis, Sharan and Mora, respectively, would vest with respect to 25% of the underlying Shares 12 months after the vesting commencement date of January 1, 2002, and with respect to  1/16th of the underlying Shares, on the last day of each three month anniversary thereafter, subject to each continuing to be an employee, director or consultant of Numerical on such dates. Currently, there are no employment arrangements in place between the Surviving Corporation and either of Messrs. Angelillis, Sharan or Mora.

Option with Change of Control Provision to Dr. Thomas Kailath

On February 1, 2000, Dr. Kailath was granted an option to purchase 7,500 Shares with an exercise price of $2.67 per Share pursuant to a Stock Option Agreement attached as Exhibit (e)(11) hereto. The option was granted pursuant to the terms of the Company’s 1997 Stock Plan. The Shares underlying the option vest as follows:  1/16th of the Shares subject to the option vest three months after the vesting commencement date and on the last day of each three month anniversary thereafter, as long as Dr. Kailath is still serving on the Board at such vesting date. Upon a Change of Control Transaction, the option shall be fully vested and exercisable. The consummation of the Merger will constitute a Change of Control Transaction for purposes of Dr. Kailath’s option.

Early Exercise Provisions and Stock Repurchase Rights

Each of the executive officers and directors identified below exercised unvested options to acquire Shares of restricted stock. The restrictions attached to such Shares will lapse in full or in part upon a change of control of the Company. At the time of the early exercise, they each entered into a restricted stock purchase agreement that provides, among other things, that if the executive officer or director is terminated and is no longer an employee, director or consultant of Numerical prior to the scheduled vesting date, Numerical shall have the right and option to purchase all unvested Shares as of the date of such termination at the price paid for early exercised Shares. A description of the option grants and the respective change of control provisions that will be triggered by the Merger follow.

As used in this section under the heading “Early Exercise Provisions and Stock Repurchase Rights,” a “Change of Control Transaction” occurs if Numerical merges with or into another entity, sells all or substantially all of its assets, or enters into any other similar transaction or reorganization that results in the shareholders of Numerical immediately prior to such transaction not holding at least 50% of the voting power of the surviving, purchasing or continuing entity, as applicable (taking into account any securities issued to the shareholders of Numerical in the transaction). The Merger will constitute a Change of Control Transaction.

As used in this section under the heading “Early Exercise Provisions and Stock Repurchase Rights,” the following events constitute an “Involuntary Termination”: (1) without the optionee’s express written consent, the optionee is subject to a significant reduction in the optionee’s duties, authority and responsibilities, relative to the optionee’s duties, authority and responsibilities as in effect immediately prior to the Change of Control Transaction; (2) a material reduction in the base salary of the optionee as in effect immediately prior to the Change of Control Transaction; (3) a material reduction in the kind or level of employee benefits, including bonuses, to which the optionee was entitled to immediately prior to the Change of Control Transaction with the result that the optionee’s overall benefits package is significantly reduced; (4) the relocation of the optionee to a facility or a location more than 60 miles from the optionee’s then present location, without the optionee’s express written consent; (5) any purported termination of the optionee that is not effected for disability or for cause or any purported termination for which the grounds relied upon are not valid; or (6) any act or set of facts or circumstances, that would, under California case law or statute, constitute constructive termination of the optionee.

Options with Early Exercise to Dr. Narendra K. Gupta, Dr. William Davidow, Dr. Abbas El Gamal and Harvey Jones

On February 1, 2000, Dr. Gupta, Dr. Davidow, Dr. El Gamal and Mr. Jones were each granted an option to purchase 7,500 Shares with an exercise price of $2.67 per Share and each exercised his right to exercise his unvested options early pursuant to Early Exercise Stock Option Agreements respectively filed as Exhibits (e)(12), (e)(13), (e)(14) and (e)(15) hereto. The options have the following vesting schedule:  1/16th of the Shares subject to the option vest three months after the vesting commencement date and on the last day of each three month anniversary thereafter, as long as optionee continues to be an employee, director or consultant on such dates. In the event of a Change of Control Transaction, the options will be fully vested and exercisable immediately prior to the closing of the Change of Control Transaction. The consummation of the Merger constitutes a Change of Control Transaction and therefore each of Dr. Gupta’s, Dr. Davidow’s, Dr. El Gamal’s and Mr. Jones’ early exercised options will no longer be subject to repurchase pursuant to the terms of their stock option agreements.

Options with Early Exercise to Dr. Yagyensh (Buno) Pati and Dr. Yao-Ting Wang

On February 1, 2000, Dr. Pati was granted an option to purchase 600,000 Shares and Dr. Wang was granted an option to purchase 499,999 Shares, each with an exercise price of $2.67 per Share, pursuant to Stock Option Agreements—Early Exercise respectively filed as Exhibits (e)(16) and (e)(17) hereto. Each of Dr. Pati and Dr. Wang exercised his right to exercise his unvested option early and paid the exercise price by providing promissory notes to Numerical, which notes are described below. The grants have the following vesting schedule: 25% of the Shares subject to the option vest 12 months after the vesting commencement date and  1/16th of the Shares subject to the option vest on the last day of each three month anniversary thereafter, as long as optionee continues to be an employee, director or consultant on such dates. In the event of a Change of Control Transaction, 50% of the Shares subject to the option that have not vested as of six months after the Change of Control Transaction shall vest in full on the six month anniversary of the Change of Control Transaction, and if either Dr. Pati’s or Dr. Wang’s employment is terminated as a result of an Involuntary Termination within 12 months following a Change of Control Transaction, then all of their respective remaining unvested option shall be fully vested and exercisable upon such Involuntary Termination. The consummation of the Merger constitutes a Change of Control Transaction, and therefore, their respective option shall vest in accordance with the immediately preceding sentence and the repurchase option shall also lapse accordingly pursuant to the terms of their stock option agreements.

Dr. Pati paid the $2.67 exercise price per Share for the Shares described above by delivery of a two-year full-recourse promissory note bearing interest at 6.20% per annum, compounded annually. On February 10, 2002, the Company made a loan to Dr. Pati for the unpaid principal and interest outstanding under the note issued pursuant to the terms of the February 2000 option grant in the principal amount of $1,804,550.40 accruing interest at 6.20% per annum, compounded annually, to be due and payable on February 10, 2003, subject to and secured in part by a pledge of his Shares.

Mr. Wang paid the $2.67 exercise price per Share for the Shares described above by delivery of a two-year full-recourse promissory note bearing interest at 6.20% per annum, compounded annually. On February 10, 2002, the Company made a loan to Mr. Wang for the unpaid principal and interest outstanding under the note issued pursuant to the terms of the February 2000 option grant in the principal amount of $1,503,790.50 accruing interest at 6.20% per annum, compounded annually, to be due and payable on February 10, 2003, subject to and secured in part by a pledge of his Shares.

Options with Early Exercise to Richard Mora

On May 26, 1999, Mr. Mora was granted an option to purchase 195,000 Shares with an exercise price of $0.50 per Share and he exercised his right to early exercise his unvested option, and on December 27, 1999, Mr. Mora was granted an option to purchase 217,500 Shares with an exercise price of $1.00 per share and he early exercised his unvested option, each pursuant to Stock Option Agreements—Early Exercise respectively filed as Exhibits (e)(18) and (e)(19) hereto. Mr. Mora’s grants have the following vesting schedule:  1/4th of the Shares subject to the option vest 12 months after the vesting commencement date, and  1/16th of the Shares vest on the last day of each three month anniversary thereafter, as long as Mr. Mora continues to be an employee, director or consultant on such dates. In the event of a Change of Control Transaction, 50% of the Shares subject to the option that have not vested as of six months after the Change of Control Transaction shall vest in full on the six month anniversary of the Change of Control Transaction and in the event of Mr. Mora’s Involuntary Termination within 12 months of a Change of Control Transaction (including his cessation as Chief Financial Officer of the Company), then all of his respective remaining unvested option shall be fully and exercisable upon such Involuntary Termination. The consummation of the Merger constitutes a Change of Control Transaction, and therefore Mr. Mora’s option shall vest in accordance with the immediately preceding sentence and the repurchase option shall also lapse accordingly.

Options with Early Exercise to Atul Sharan

On December 27, 1999, the Company granted Mr. Sharan an option to purchase 187,500 Shares with an exercise price of $1.00 per Share and he exercised his right to early exercise his unvested option pursuant to a Stock Option Agreement—Early Exercise attached as Exhibit (e)(20) hereto. Mr. Sharan’s option grant has the following vesting schedule:  1/4th of the Shares subject to the option vest 12 months after May 26, 1999, and  1/16th of the Shares vest on the last day of each three month anniversary thereafter, as long as Mr. Sharan continues to be an employee, director or consultant on such dates. On January 24, 2000, the Board approved an amendment to Mr. Sharan’s stock option agreement which provided that, among other things, in the event of a Change of Control Transaction, 50% of the Shares subject to the option that have not vested as of six months after the Change of Control Transaction shall vest in full on the six month anniversary of the Change of Control Transaction, and in the event of Mr. Sharan’s Involuntary Termination within 12 months of a Change of Control Transaction, then all of his respective remaining unvested option shall be fully and exercisable upon such Involuntary Termination. The consummation of the Merger constitutes a Change of Control Transaction, and therefore Mr. Sharan’s option shall vest in accordance with the immediately preceding sentence and the repurchase option shall also lapse accordingly.

Director Compensation

Numerical does not currently pay cash compensation to directors for serving in that capacity, nor does Numerical reimburse directors for expenses incurred in attending Board meetings. Currently, non-employee directors are eligible to participate in Numerical’s 2000 Stock Plan that provides for the automatic grant of an option to purchase 30,000 Shares to each non-employee director who first becomes a director. Any such option will vest as to  1/4th of the Shares on the first anniversary of the date of grant and as to  1/16th of the Shares each quarter thereafter, provided that, in each case, the non-employee director shall continue to serve as a director on such dates.

Thereafter, each non-employee director shall automatically be granted an option to purchase 7,500 Shares on the date of each Annual Meeting of Stockholders, provided he is re-elected to the Board or otherwise remains on the Board on such date and provided that on such date he shall have served on the Board for at least the preceding six months. Any such option will vest in full on the fourth anniversary of the date of grant, provided that the non-employee director shall continue to serve as a director on such date. For so long as the Company’s stock is traded on The Nasdaq National Market, the exercise price per Share for such grants is required to be the closing price of the Company’s common stock on the last market trading day prior to the time of grant. Upon a change of control, all of the Shares subject to automatic option grants to directors under the Company’s 2000 Stock Plan that have not vested as of the change of control shall vest in full.

Stock Option Plans

The Company’s directors and executive officers have been granted options under the Company’s stock option plans. Under such plans, in the event of a “change of control” of Numerical (and as defined in the applicable plans), the acquiring or successor corporation may assume or substitute the outstanding options granted under the Company’s stock option plans and, if it does not do so, any then-unexercised options will become fully vested and exercisable and then terminate prior to the change of control. Under the Merger Agreement, upon consummation of the Offer, Synopsys will assume all options previously granted under the Company’s stock option plans. Each option that is assumed by Synopsys will remain subject to the same terms and conditions that were previously applicable to it, except that it will become an option to acquire shares of Synopsys equal to the number of Shares subject to such option multiplied by the Option Conversion Ratio and at an exercise price equal to the exercise price of the option divided by the Option Conversion Ratio. The “Option Conversion Ratio” will be equal to the Offer Price divided by the average of the high and low trading prices of Synopsys stock over the five trading days ending with the trading day immediately prior to the Effective Time. For further information, see “Amounts to be Received by Executive Officers Directors” above.

To the extent that certain of the Shares, including certain Shares held by the Supporting Stockholders (as defined below), are subject to transfer restrictions (“Restricted Shares”) under the Company’s stock option plans and the agreements related thereto (collectively, the “Company Option Agreements”) that might otherwise prevent such Restricted Shares from being tendered into the Offer, the Company will waive, unless prohibited by applicable law, all such restrictions for the limited purpose of allowing the holders of such Restricted Shares, including the Supporting Stockholders, to tender their Restricted Shares into the Offer in accordance with, and subject to, the terms of the Offer, and any cash paid in the Offer for any such tendered Restricted Shares will be subject to the same terms and conditions as currently apply to such tendered Restricted Shares under the respective Company Option Agreements, including but not limited to, the deposit of the cash paid in the Offer into an escrow account, with each holder’s right to receive such cash vesting on the same terms as currently provided for under the Company Option Agreements. Notwithstanding the foregoing, the Company’s waiver of transfer restrictions described above shall not affect any change of control, acceleration or other provisions of the respective Company Option Agreements, and such agreements shall remain in full force and effect.

Employee Stock Purchase Plan

Under the Merger Agreement, Numerical must cause any of the purchase periods in progress under the Company’s 2000 Employee Stock Purchase Plan (“ESPP”) to be shortened to a date that is no later than three business days prior to the Effective Time of the Merger at which time the Company will apply the funds contributed by the participants during the abbreviated purchase period to the purchase of Shares. Each Share purchased under the shortened purchase period shall be entitled to receive cash equal to the Offer Price. The ESPP shall be terminated immediately after such purchase and prior to the Effective Time and subject to the consummation of the Merger. As noted above, Messrs. Angelillis and Sharan are currently participating in the ESPP. For further information, see “Amounts to be Received by Executive Officers and Directors” above.

The Merger Agreement

A summary of certain material provisions of the Merger Agreement is included under the caption “Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—The Merger Agreement” in the Offer to Purchase attached as Exhibit (a)(1) to this Statement and the information contained in such section is incorporated herein by reference. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Stockholder Tender Agreement

The following table identifies each director, executive officer and other stockholders (the “Supporting Stockholders”) who entered into the Stockholder Tender Agreement (the “Stockholder Tender Agreement”) with Synopsys concurrently with the execution of the Merger Agreement and as a condition and inducement to Purchaser’s and Synopsys’ willingness to enter into the Merger Agreement, and the number of Shares initially covered by such agreement are as follows:

Stockholder	Total Shares
William H. Davidow	173,210
Abbas El Gamal	500,705
Narendra K. Gupta	782,914
Harvey Jones	60,873
Thomas Kailath	895,834
Richard Mora	181,875
Yagyensh C. (Buno) Pati	2,271,074
Sushma Pati	44,926
Atul Sharan and Preethi Sharan	208,683
Yao-Ting Wang	1,626,702

TOTAL	6,746,796

For additional information regarding transactions involving the Supporting Stockholders, affiliates or subsidiaries of the Company during the past 60 days, see Item 6 “Interest in Securities of the Subject Company” below. A summary of certain material provisions of the Stockholder Tender Agreement is included under the caption “Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—Stockholder Agreement” in the Offer to Purchase attached as Exhibit (a)(1) to this Statement and the information contained in such section is incorporated herein by reference. The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder Tender Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreements between Numerical and Synopsys

On December 6, 2002, Numerical and Synopsys entered into a confidentiality agreement in connection with the consideration of a possible transaction between Synopsys and Numerical (the “Synopsys NDA”). Under the Synopsys NDA, Synopsys agreed to keep confidential any non-public information concerning Numerical, and further agreed, among other things, not to acquire or otherwise offer to acquire any of Numerical’s voting securities, subject to certain exceptions.

On January 2, 2003, Numerical and Synopsys entered into a second confidentiality agreement in connection with the consideration of a possible transaction between Synopsys and Numerical, under which Numerical agreed to keep confidential any non-public information concerning Synopsys.

A summary of certain material provisions of the Synopsys NDA is included under the caption “Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—Confidentiality Agreement” in the Offer to Purchase attached as Exhibit (a)(1) to this Statement and all information contained in such section is incorporated herein by reference. The Synopsys NDA is being filed as Exhibit (e)(3) and is incorporated herein by reference.

Indemnification; Directors and Officers’ Insurance

Numerical’s Certificate of Incorporation and Bylaws

Numerical’s Certificate of Incorporation and Bylaws provide that Numerical will indemnify and hold harmless each person who is or was serving as an officer or director of Numerical, among others, to the fullest extent permitted by applicable law.

Existing Indemnification Agreements

In connection with its initial public offering, the Board approved a form of indemnity agreement for its directors and executive officers. Numerical has entered into indemnity agreements with all its current executive officers and directors. The indemnity agreements make indemnification by Numerical mandatory, in most cases, for all expenses and liabilities incurred by the director or officer in such capacity if such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Numerical and its stockholders and, with respect to any third party criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. These agreements also make advancement of expenses by Numerical mandatory in connection with any proceeding to which a director or officer is a party or is threatened to be made a party by reason of his status as a director or officer. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements, the form of which is filed as Exhibit (e)(21) herewith and is incorporated herein by reference.

Merger Agreement

The Merger Agreement provides that any exculpation, release and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of Numerical as provided in the Certificate of Incorporation and Bylaws of Numerical and the indemnification agreements in place as of the Effective Time shall survive the Merger and shall continue in full force and effect indefinitely in accordance with their terms following the Effective Time. In addition, the Merger Agreement obligates Synopsys to cause the Surviving Corporation to maintain in effect for a period of six years after the Effective Time directors’ and officers’ liability insurance covering the same persons who are covered by Numerical’s directors’ and officers’ liability insurance policies as of the Effective Time in an amount and on terms no less favorable, when taken as a whole, to those applicable to the directors and officers of Numerical as of the date of the Merger Agreement. However, if the aggregate annual premiums for such coverage at any time during this six year period exceed 300% of the annual premiums paid by Numerical for such insurance coverage in place on the date of the Merger Agreement, the amount of insurance required to be obtained will be limited to what can be acquired for 300% of the annual premiums paid by Numerical for the coverage in place on the date of the Merger Agreement. In addition, Synopsys must allow such directors and officers to supplement or increase the coverage under any such policies at their own expense as long as such supplement or increase will not interfere with or adversely affect Synopsys’ maintenance of Numerical’s directors’ and officers’ liability insurance.

Prior Relationship between Numerical Director and Synopsys

Harvey Jones has served as a Numerical director since June 1998. From December 1987 through April 2001, Mr. Jones held various positions with Synopsys where he served as President through December 1992, as Chief Executive Officer until January 1994, as Executive Chairman of the Board until February 1998 and as a director until April 2001.

ITEM 4.    The Solicitation or Recommendation

Recommendation of the Numerical Board

At a meeting on January 12, 2003, the Board unanimously:

•	determined that the Merger Agreement was advisable and fair to Numerical and its stockholders;

•
determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, were at a price and on terms that were in the best interests of the stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

•	resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger Agreement.

Background of the Offer and the Merger

Between August 2002 and November 2002, representatives of Numerical and Synopsys met from time-to-time to discuss their respective businesses and ways in which the two companies might be able to work together.

During the week of November 25, 2002, Numerical and Credit Suisse First Boston (“CSFB”) began discussions with respect to potential strategic alternatives for Numerical, including a possible business combination transaction involving Numerical. Pursuant to an engagement letter effective November 29, 2002, Numerical retained CSFB to serve as its exclusive financial advisor to review strategic alternatives, including a possible business combination transaction involving Numerical.

Between November 29, 2002 and December 6, 2002, CSFB met with senior Numerical management and worked together to identify the parties most likely to have an interest in entering into a business combination with Numerical. Subsequent to such discussions, in early December 2002, at Numerical’s request CSFB made contacts on Numerical’s behalf with such parties, including Synopsys.

On December 6, 2002, Numerical and Synopsys entered into a confidentiality agreement with respect to Numerical confidential information proposed to be disclosed to Synopsys in connection with discussions concerning a possible business combination. For a more detailed description of this agreement, see “Item 11. Purpose of the Offer and Plans for the Company; the Merger Agreement and Related Agreements—Confidentiality Agreement” in the Offer to Purchase attached as Exhibit (a)(1) hereto.

Beginning on December 6, 2002, members of Numerical’s senior management and representatives of CSFB met with members of senior management of Synopsys to discuss a potential business combination between the two companies. Synopsys’ representatives simultaneously began its business due diligence review of Numerical’s business. Business discussions and due diligence of Numerical and its business, including with respect to legal, financial and accounting matters, continued between the two companies throughout December 2002 and into January 2003.

On December 9, 2002, Numerical entered into a confidentiality agreement with another company that on multiple occasions had previously expressed strong interest in a possible business combination with Numerical (“Company A”). Members of Numerical’s senior management and representatives of CSFB then met with members of senior management of Company A to begin discussions regarding such a transaction and to commence the due diligence process, both of which continued through December 23, 2002.

On December 11, 2002, the Numerical Board met to review, among other things, the status of discussions with the interested parties. The Board instructed CSFB to continue such discussions.

On December 13, 2002, Synopsys delivered to Numerical a proposal to acquire all of Numerical’s outstanding Shares for $4.45 per Share in cash or in shares of Synopsys common stock at a fixed exchange ratio. The proposal was subject to due diligence and the negotiation of a definitive merger agreement.

The Numerical Board convened on December 13, 2002 to review the status and progress of ongoing discussions. Representatives of CSFB and Wilson Sonsini Goodrich & Rosati, Numerical’s counsel (“WSGR”), also attended the meeting and all subsequent Board meetings during which potential business combinations were discussed. The Board specifically reviewed the Synopsys proposal of the same day, concluded that such offer was not acceptable and instructed Numerical’s senior management and CSFB to continue discussions.

On December 16, 2002, Company A delivered to CSFB a proposal to acquire the outstanding Shares for cash.

Also on December 16, 2002, another party (“Company B”) that had also previously expressed interest in a possible business combination with Numerical executed a confidentiality agreement with Numerical. Members of Numerical’s senior management and representatives of CSFB also met with representatives of Company B to discuss such a business combination and to commence the due diligence process.

On December 18, 2002, Company B delivered to Numerical a proposal to acquire all of Numerical’s common stock pursuant to a stock-for-stock merger, or pursuant to a combination of stock and cash consideration.

On December 18, 2002, Numerical held a Board meeting and discussed the offers received to date. As part of the discussion, CSFB provided the Board with an initial preliminary financial overview of the current public market statistics and valuation parameters with respect to each of Numerical, Synopsys, Company A and Company B. The Board determined that none of the offers received to date were acceptable. In addition, the Board noted that the existing proposals from Synopsys and Company A represented the only proposals with the potential to result in a transaction acceptable to the Numerical Board and stockholders. The Board then directed CSFB to continue discussions with these two parties, with the goal of increasing the consideration to be paid to the Numerical stockholders.

On December 19, 2002, Synopsys delivered to Numerical a revised proposal to acquire all of the outstanding Shares for $6.10 per Share payable in shares of Synopsys common stock at a fixed exchange ratio.

On December 20, 2002, Company A delivered to CSFB, through its own financial advisor, a revised proposal to acquire all of the outstanding Shares for cash and stock.

Also on December 20, 2002, the Board met and reviewed the outstanding proposals. After discussion, the Board instructed CSFB to continue its discussions, with the goal of increasing the consideration to be paid to the Numerical stockholders.

On December 21, 2002, Company A delivered another revised proposal to CSFB that provided for the acquisition of all the outstanding Shares for cash, stock or a combination of both stock and cash. Thereafter, the Board convened to discuss the status of negotiations with the two interested parties. Based upon the proposed terms of the proposal received from Company A, the Board authorized representatives from CSFB and WSGR to discuss a limited exclusivity period with Company A, as requested by Numerical.

On December 22, 2002, Synopsys delivered to Numerical a further revised proposal to acquire all of the outstanding Shares for $7.00 per Share in cash or in shares of Synopsys common stock at a fixed exchange ratio. Synopsys conditioned its willingness to proceed on Numerical’s granting Synopsys exclusivity through January 13, 2003.

Also on December 22, 2002, the Board held a meeting to discuss the two competing offers. The Board noted that both proposals valued the Shares at $7.00 per Share. After weighing the advantages and disadvantages of the offers, the Board determined to proceed with the transaction proposed by Synopsys. However, the Board directed CSFB to negotiate with Synopsys for the inclusion of a provision in its offer to allow Numerical the flexibility to choose cash or stock as the form of consideration prior to the execution of a definitive merger agreement. The Board believed that the Synopsys proposal, if modified, would allow Numerical to accept a more compelling strategic business combination in the event the Board elected to receive stock as consideration, but simultaneously permitted the Board to accept cash in the event it determined, prior to the execution of the definitive merger agreement, that accepting cash rather than stock would be in the best interests of the Numerical stockholders. Subject to Synopsys’ approval of Numerical’s foregoing counter-proposal, management was authorized to negotiate a limited exclusivity period with Synopsys consistent with the terms presented to and approved by the Board.

On December 23, 2002, Synopsys agreed to modify its proposal and delivered to Numerical a revised proposal clarifying that Numerical could elect, prior to execution of a definitive merger agreement, whether the consideration in the transaction would consist of Synopsys common stock or cash. Numerical and Synopsys then executed an exclusivity agreement, which provided that, through January 13, 2003, Numerical would not solicit or encourage proposals regarding, or continue or enter into negotiations or discussions with respect to, or enter into any agreement or understanding providing for a business combination or a material equity investment in Numerical with any person or entity other than Synopsys.

On December 26, 2002, the Board met to discuss the status of the negotiations with Synopsys.

On December 27, 2002, Synopsys and Numerical entered into a non-solicitation agreement providing that neither Synopsys nor its representatives, prior to December 6, 2004, would solicit for employment any Numerical employee based on information provided to Synopsys pursuant to the confidentiality agreement with Synopsys, subject to certain exceptions.

During the period from December 26, 2002 through January 10, 2003, representatives of Synopsys continued to perform their due diligence review of Numerical.

On December 30, 2002, Synopsys’ counsel sent to Numerical’s counsel a draft merger agreement, stockholder agreement and proposed nonexclusive patent license agreement to certain Numerical technology that would survive certain specified terminations of the proposed merger agreement.

Also on December 30, 2002, Company A reiterated in writing its prior offer of December 21, 2002 to acquire all the outstanding Shares, but this offer did not include any material modification to its prior proposal.

On January 2, 2003, Numerical and Synopsys entered into a confidentiality agreement with respect to Synopsys’ confidential information proposed to be disclosed to Numerical in connection with discussions of a possible business combination.

During the period from January 2, 2003 through January 9, 2003, representatives of Numerical continued to perform their due diligence review of Synopsys.

On January 2, 2003, the Numerical Board met to discuss the status of the ongoing negotiations.

On January 6, 2003, Numerical’s counsel sent comments on the draft merger agreement and stockholder agreement to Synopsys’ counsel and advised Synopsys’ counsel that Numerical’s Board would not be prepared to consider a patent license agreement in connection with the transaction, and that the Board would accept a merger agreement only if it contained provisions permitting the Board to accept a superior proposal consistent with its fiduciary duties.

On January 7, 2002, Numerical received a letter from Company B reiterating its interest in pursuing a business combination transaction, but this letter did not include any material modification to its prior proposal.

From January 7, 2003 through January 12, 2003, representatives of Synopsys negotiated the terms of the Merger Agreement with representatives of Numerical and negotiated the terms of the Stockholder Tender Agreement with representatives of Numerical and the Supporting Stockholders.

On January 9, 2003, there was a meeting of Numerical’s Board. The Board discussed the status of negotiations and the terms of the proposed business combinations. CSFB, WSGR and management provided the Board with a review of the diligence performed with respect to Synopsys, and CSFB reviewed the financial aspects of the proposed transaction with Synopsys and market data underlying CSFB’s preliminary financial analysis. The Board evaluated all of its alternatives, including the advantages and disadvantages of electing Synopsys stock or cash as the form of consideration, and on balance determined to elect cash. Numerical informed Synopsys that the Board had elected to receive cash rather than Synopsys common stock and the parties agreed that the transaction would be structured as a tender offer to be followed by a second-step merger.

On January 12, 2003, Numerical was advised that Synopsys’ board of directors approved the Merger Agreement, the Stockholder Tender Agreement, the Offer and the other transactions contemplated by the Merger Agreement. Later that same day, the Numerical Board met with its advisors to review the draft Merger Agreement and the Stockholder Tender Agreement and the transactions contemplated thereby, including the

Offer, the Merger and the tenders called for by the Stockholder Tender Agreement. CSFB reviewed with the Board its financial analysis of the Offer and the Merger, and orally delivered its fairness opinion to the effect that as of January 12, 2003 the Offer Price to be received was fair, from a financial point of view, to the holders of the Shares other than Synopsys and its affiliates. After further discussion and receiving such advice from its advisors as it deemed necessary, the Board unanimously determined that the Offer and the Merger are advisable and fair to, and in the best interests of, Numerical and its stockholders, approved and adopted the Merger Agreement and resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger Agreement.

Later on January 12, 2003, Synopsys, Purchaser and Numerical executed the Merger Agreement, and the Stockholder Tender Agreement was executed by Synopsys and the Supporting Stockholders.

On January 13, 2003, before the commencement of normal trading on the Nasdaq National Market, where Numerical common stock is traded, Numerical and Synopsys issued a joint press release announcing the transaction.

For additional information about the background to the transaction, see “Background of the Offer; Contacts with the Company—Background of the Transactions” of the Offer to Purchase of Purchaser which is enclosed with this document and attached as Exhibit (a)(1) to this Statement.

Reasons for the Numerical Board’s Recommendation

In unanimously deciding to make its recommendation, as set forth above under “Recommendation of the Numerical Board,” the Board considered the factors listed below, as well as the information set forth under “Background of the Offer and the Merger” above. The following discussion of factors considered by the Board is not intended to be exhaustive.

The Execution Risk Regarding Numerical’s Business Plan.    The Board considered historical information concerning Numerical’s business, financial performance and condition and outlook of its operations and technology.

The Board further reviewed a number of factors regarding Numerical’s ability to execute its stand-alone business plan going forward, including the following considerations:

•
the current economic slowdown in the semiconductor industry, which has created greater challenges for Numerical to maintain or increase its current revenue levels and for Numerical to compete effectively with companies having significantly greater financial resources than Numerical;

•
the challenges confronting Numerical in having its current and potential industry partners adopt its technologies and products in light of the current market difficulties, including a slower demand for subwavelength processes;

•	increased integration and transition difficulties as a result of senior management turn-over, including needing to hire a new chief executive officer; and

•
the fact that the Company relies on a small number of customers for a substantial amount of its overall revenue, combined with some uncertainty surrounding whether major OEM agreements and license agreements would be renewed upon their expiration.

The Significant Per Share Premium to be Paid by Synopsys.    The Board took into account the fact that the Offer Price represented a premium of approximately 89% over the closing price of the Shares on the Nasdaq National Market on the last trading day preceding the Board’s approval of the Merger Agreement and approximately 93% over the 30-day average closing price for the 30 days prior to that approval.

Fairness of the Offer Price.    The Board took into account the oral opinion of CSFB (subsequently confirmed in writing) that, as of January 12, 2003, the Offer Price proposed in the Offer and the Merger was fair, from a financial point of view, to the holders of Shares other than Synopsys and its affiliates. The full text of CSFB’s written opinion dated January 12, 2003, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CSFB is attached hereto as Annex B and is incorporated herein by reference. CSFB’s opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received in cash in the Offer and the Merger by the holders of Shares and is not intended to constitute and does not constitute a recommendation as to whether or not any stockholder should tender their Shares in the Offer or as to how any such stockholder should vote or act on any matter relating to the Offer or the Merger. Holders of Shares are urged to read the opinion carefully in its entirety.

Additional Factors.    Among other things, the Board also took note of the following:

•	The terms and conditions of the Merger Agreement, including the following factors:

¡
The fact that Synopsys was willing to effect the transaction through the first-step Offer, to be commenced within eight business days of the execution of the Merger Agreement, followed by the second-step Merger for any untendered Shares at the same price with very limited conditions. The Board concluded that, as a result of this two-step structure, there was a reasonable possibility that Numerical’s stockholders could sell their Shares to Synopsys at the Offer Price earlier than if the transaction were effected as a one-step merger.

¡
The fact that the Board determined that the conditions to Synopsys’ obligations to consummate the Offer were customary and, in the assessment of the Board, not unduly onerous, therefore increasing the likelihood of consummation of the transaction.

¡
The ability of the Board to accept a superior offer pursuant to the terms of the Merger Agreement, although a $10 million break up fee would become payable by Numerical, and, in this regard, Synopsys’ willingness to forego, among other things, the proposed patent license agreement in its entirety.

¡	Synopsys’ willingness to assume the outstanding stock options granted under Numerical’s stock option plans.

¡
The negative fact that the Merger Agreement permits Synopsys to terminate the Merger Agreement in the event of a material adverse effect to Numerical’s business, as well as the other conditions to closing and the effect the failure to so close would have on Numerical’s business, as balanced by the fact that such termination right is barred if the change is caused by (1) Numerical’s business or financial condition being adversely affected by the announcement or pendency of the transaction, (2) changes or developments in general economic conditions that do not disproportionately affect Numerical, or (3) conditions or developments effecting the semiconductor industry as a whole that do not disproportionately affect Numerical. In addition, the Board considered the fact that under Merger Agreement a failure of Numerical to meet the financial performance expectations of financial analysts for any quarter prior to the Effective Time would not in itself be deemed to constitute such a material adverse effect.

•	The fact that Synopsys’ and Purchaser’s obligations under the Offer were not subject to any financing condition.

•
The availability of statutory appraisal rights under Delaware law in the second-step merger for stockholders who do not tender in the Offer and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other Numerical stockholders will be able to receive the Offer Price for their Shares as Synopsys will remain obligated to consummate the Merger.

•
The discussions held by Numerical and CSFB, on its behalf, with other companies regarding potential business combination transactions with Numerical, which led the Board to receive from Synopsys what it believed to be a proposal that would yield the maximum benefits to the Numerical stockholders.

•	The absence of market risk associated with a cash transaction as opposed to a stock transaction.

•
The likelihood of successful employee retention and smooth transition process based on a transaction with Synopsys as opposed to alternative potential transactions, which would collectively make a transaction more likely to be consummated.

•
The regulatory risk with respect to review of the Offer pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as balanced by the fact that the terms of the Merger Agreement require Synopsys to use its commercially reasonable best efforts to take, or cause to be taken, all actions, consistent with the terms of the Merger Agreement, to cause the expiration or termination of the applicable waiting periods under the HSR Act.

•
Risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the likely impact of the Offer and the Merger on Numerical’s employees, customers and partners and the expected effect of the Offer and the Merger on Numerical’s existing relationships with third parties.

•
The possibility that the Offer and the Merger will not be consummated and the potential negative effect of public announcement of the Offer and the Merger in that event upon Numerical’s sales, operating results and stock price and Numerical’s ability to retain key management and personnel.

•	Numerical’s stockholders would not benefit from any future increase in Numerical’s value.

•
The interests that certain of Numerical’s directors and executive officers may have with respect to the Offer and the Merger in addition to their interests as stockholders of Numerical as generally described in Item 3 above.

•
The increased competition that Numerical faces for its products and services, including competition from both software and hardware vendors who offer integrated and alternative solutions to the problems that Numerical’s products address.

•
The fact that certain officers and directors and other stockholders were required to sign the Stockholder Tender Agreement, obligating them to tender their Shares in the Offer, which represented approximately 20% of the minimum number of Shares required to be tendered as a condition to closing the Offer.

•	The fact that the Offer and Merger will constitute a taxable transaction.

Based on all of the foregoing factors, the Board determined that the Merger Agreement was advisable and fair to the Numerical stockholders; determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, were at a price and on terms that were in the best interests of the stockholders; and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, the Board unanimously recommends that the stockholders of Numerical accept the Offer and tender their Shares pursuant to the Offer and approve the Merger Agreement.

Intent to Tender

To the knowledge of Numerical, after making reasonable inquiry, each of Numerical’s executive officers and directors who are parties to the Stockholder Tender Agreement currently intend to tender pursuant to the Offer all Shares owned by them.

To Numerical’s knowledge after reasonable inquiry, except as set forth below, any of Numerical’s executive officers and directors who are not party to the Stockholder Tender Agreement and any affiliates currently intend to tender all Shares (other than Shares held directly or indirectly by affiliates who are other public companies, as to which Numerical has no knowledge, and other than Shares underlying unexercised stock options) owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.    Person/Assets, Retained, Employed, Compensated or Used.

The Board retained CSFB to act as its financial advisor in connection with the Merger. CSFB was selected by the Board based on its qualifications, expertise and reputation. CSFB is an internationally recognized investment banking and advisory firm. CSFB, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, CSFB and its affiliates have provided certain investment banking and financial services unrelated to the proposed Offer and Merger to Synopsys and Numerical for which CSFB has received compensation, and CSFB and its affiliates may in the future provide certain investment banking and financial services to Synopsys and its affiliates, for which CSFB would expect to receive compensation. In the ordinary course of its business, CSFB and its affiliates may actively trade the debt and equity securities of Numerical and Synopsys for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to an engagement letter effective as of November 29, 2002 (the “Engagement Agreement”) Numerical engaged CSFB to provide financial advisory services to Numerical’s Board in connection with the Offer and the Merger, including, among other things, rendering its opinion attached as Annex B. Pursuant to the terms of the Engagement Agreement, the Company is obligated to pay CSFB a customary fee in connection therewith, a significant portion of which is contingent upon the Offer. CSFB will also receive a fee for rendering its opinion. In addition, the Company has also agreed to reimburse CSFB for its out-of-pocket expenses, including attorney’s fees, incurred in connection with its engagement and to indemnify CSFB and certain related persons against certain liabilities and expenses arising out of or in conjunction with rendering its services under its engagement, including liabilities arising under the federal securities laws.

Except as set forth above, neither Numerical nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Numerical’s stockholders on its behalf with respect to the Offer or the Merger.

ITEM 6.    Interest in Securities of the Subject Company.

Except as set forth in Item 3 above and as set forth in the chart below, no transactions in Shares during the past 60 days have been effected by Numerical or, to the best of Numerical’s knowledge, by any executive officer, director, affiliate or subsidiary of Numerical.

Name	Transaction Date	Number of Shares	Per Share Sale Price	Where and How Transaction Effected
Fabio Angelillis	11/26/02	504	$4.35	Open market sale
Yagyensh C. Pati	12/02/02	22,000	$5.0074	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/06/02	2,500	$3.75	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/10/02	2,500	$3.50	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/11/02	2,500	$3.5077	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/12/02	2,300	$3.5002	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/16/02	5,000	$3.0537	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/17/02	45,000	$3.7264	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/18/02	17,000	$3.3113	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/19/02	15,000	$3.2215	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/20/02	16,700	$3.258	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/23/02	24,500	$3.3184	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	12/30/02	7,300	$3.528	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	01/09/03	6,000	$3.4581	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	01/10/03	22,000	$3.6335	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	01/13/03	80,000	$6.8951	Open market sale pursuant to Rule 10b5-1 plan
Yagyensh C. Pati	01/14/03	39,700	$6.874	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/02/02	18,000	$5.0074	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/06/02	2,500	$3.75	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/10/02	2,500	$3.50	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/11/02	2,500	$3.5077	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/12/02	2,300	$3.5002	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/16/02	5,000	$3.0537	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/17/02	40,000	$3.7264	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/18/02	13,000	$3.3113	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/19/02	10,000	$3.2215	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/20/02	13,000	$3.258	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/23/02	23,200	$3.3184	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	12/30/02	5,000	$3.528	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	01/09/03	4,000	$3.4581	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	01/10/03	18,000	$3.6335	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	01/13/03	70,000	$6.8951	Open market sale pursuant to Rule 10b5-1 plan
Yao-Ting Wang	01/14/03	35,000	$6.874	Open market sale pursuant to Rule 10b5-1 plan

ITEM 7.    Purposes of the Transaction and Plans or Proposal.

Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Numerical in response to the Offer that relates to or would result in (1) a tender offer or other acquisition of the Shares by Numerical, any of its subsidiaries or any other person, (2) an extraordinary transaction, such as a merger, reorganization, or liquidation involving Numerical or any of its subsidiaries, (3) a purchase, sale or transfer of a material amount of assets by Numerical or any of its subsidiaries or (4) any material change in the present dividend rate or policy or indebtedness or capitalization of Numerical.

Except as described or referred to in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

13

ITEM 8.    Additional Information.

Delaware General Corporation Law

Business Combination Transactions

As a Delaware corporation, the Company is subject to Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person becomes an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) on consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of outstanding shares, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has irrevocably taken all steps necessary to approve Synopsys and Purchaser becoming “interested stockholders” within the meaning of Section 203 and causing Section 203 to be inapplicable to Synopsys and Purchaser has approved the Merger Agreement and the Stockholder Tender Agreement and the acquisition of Shares pursuant to the Offer and Stockholder Tender Agreement, as described in Item 4 above.

Short Form Merger

Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company’s stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. Assuming that Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to approve the Merger without the vote of any other stockholder. In addition, if a stockholder vote is required, the Merger Agreement requires Purchaser and Synopsys to vote all Shares held by them in favor of the Merger.

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Purchaser proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized in the section entitled “Certain Legal Matters—Appraisal Rights” in the Offer to Purchase that is enclosed with this document. Failure to follow the steps required by the Delaware statute governing appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders in the Merger does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the proxy statement or the information statement for the Merger, unless the Merger is effected as a short-form merger in which case it will be set forth in the notice of merger.

Other State Takeover Laws

In addition to Section 203 of the DGCL, a number of other states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. Synopsys has stated, in the section entitled “Certain Legal Matters—State Takeover Laws” in the Offer to Purchase, that Purchaser has not attempted to comply with state takeover statutes in connection with the Offer. The Board has adopted a resolution exempting, to the fullest extent permitted by applicable law, the Merger Agreement, the Stockholder Tender Agreement and the transactions contemplated thereby from any state takeover statutes other than Delaware takeover statutes that purport to apply to the Merger Agreement, the Stockholder Tender Agreement and the transactions contemplated thereby. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and, according to the Offer to Purchase, Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered in the Offer.

U.S. Anti-Trust Waiting Period

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the consummation of the Merger is subject to such requirements.

Pursuant to the HSR Act, Synopsys and Numerical have each filed Notification and Report Forms with respect to the Offer and Merger. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire during the pendency of the Offer unless Synopsys receives a request for additional information or documentary material prior thereto.

At any time before or after Purchaser’s acquisition of the Shares, the Antitrust Division or FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin Purchaser’s acquisition of the Shares pursuant to the Offer, the Merger or otherwise, or seeking the divestiture of the Shares acquired by Purchaser, or the divestiture of substantial assets of Synopsys or its subsidiaries. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of the Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

Foreign Anti-Trust Filings

Synopsys and Numerical each conduct operations in a number of foreign countries, and filings may have to be made with other foreign governments under their pre-merger notification statutes. The Company and Synopsys intend to make a joint filing in Germany. The filing requirements of various other nations are being analyzed by the parties and, where necessary, the parties intend to make such filings. If any such filings are determined to be required, the parties do not expect them to materially affect the timing of the consummation of the Offer or the Merger.

Litigation

On January 14, 2003, an action entitled Huff v. Numerical Technologies, Inc. (Case No. CV814010) was filed in the Superior Court of the State of California for the County of Santa Clara, in which the plaintiff named as defendants the Company and certain current and former directors of the Company. The complaint purports to assert claims on behalf of all public shareholders of the Company. The complaint alleges that Numerical and the members of the Board have, among other things, breached their fiduciary duties to shareholders of the Company.

The complaint seeks class certification and other equitable relief, including the enjoining of the Offer and the Merger, as well as costs and expenses in connection with the action. The Company believes that the allegations are without merit and intends to vigorously contest this action. There can be no assurance that the Company and the named current and former directors and officers of the Company will be successful.

Section 14(f) Information; Purchaser’s Designation of Persons to be Elected to the Board of Directors

The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Numerical’s stockholders.

Other Information

Additional copies of this Statement, the Offer to Purchase, the Letter of Transmittal or other materials related to the Offer may be obtained from D. F. King & Co., Inc., the Information Agent for the Offer, at the address and phone number set forth on the back cover of the Offer to Purchase.

Forward Looking Statements

Certain statements contained in this Statement, including the exhibits hereto, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including projections of earnings; revenues, or other financial items; any statements of plans or strategies and objectives of management for future operations; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. More information about potential factors that could affect Numerical’s business and financial results is included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which May Affect Our Future Results” in Numerical’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2002.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.    Materials to be Filed as Exhibits

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)
Offer to Purchase, dated January 23, 2003 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Neon Acquisition Corporation and Synopsys, Inc. with respect to the Offer on January 23, 2003 (“Schedule TO”)).*

(a)(2)	Letter of Transmittal, dated January 23, 2003 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A).*

(a)(4)	Letter to holders of Common Stock of Numerical Technologies, Inc., dated January 23, 2003.*

(a)(5)
Joint Press Release, dated January 13, 2003, regarding the proposed transaction between Synopsys, Inc. and Numerical Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 15, 2003).**

(e)(1)
Agreement and Plan of Merger among Synopsys, Inc., Neon Acquisition Corporation and Numerical Technologies, Inc. dated as of January 12, 2003 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 15, 2003).

(e)(2)
Stockholder Tender Agreement, dated as of January 12, 2003, by and among Synopsys, Inc. and certain directors, executive officers and stockholders of Numerical Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on January 15, 2003).

Exhibit Number	Description

(e)(3)	Confidentiality Agreement, dated as of December 6, 2002, between Numerical and Synopsys, Inc. (incorporated by reference to Exhibit (d)(3) to Schedule TO).

(e)(4)	Stock Option Agreement between Numerical and Narendra K. Gupta dated October 16, 2002.

(e)(5)	Stock Option Agreement between Numerical and Narendra K. Gupta dated December 10, 2002.

(e)(6)	Stock Option Agreement between Numerical and Yagyensh C. (Buno) Pati dated July 17, 2002.

(e)(7)	Stock Option Agreement between Numerical and Yao-Ting Wang dated July 17, 2002.

(e)(8)	Stock Option Agreement between Numerical and Fabio Angelillis dated July 11, 2002.

(e)(9)	Stock Option Agreement between Numerical and Atul Sharan dated July 11, 2002.

(e)(10)	Stock Option Agreement between Numerical and Richard Mora dated July 11, 2002.

(e)(11)	Stock Option Agreement between Numerical and Thomas Kailath dated February 1, 2000.

(e)(12)	Early Exercise Stock Option Agreement between Numerical and Narendra K. Gupta dated February 1, 2000.

(e)(13)	Early Exercise Stock Option Agreement between Numerical and William Davidow dated February 1, 2000.

(e)(14)	Early Exercise Stock Option Agreement between Numerical and Abbas El Gamal dated February 1, 2000.

(e)(15)	Early Exercise Stock Option Agreement between Numerical and Harvey Jones dated February 1, 2000.

(e)(16)
Stock Option Agreement—Early Exercise between Numerical and Y.C. (Buno) Pati dated February 10, 2000 (incorporated by reference to Registration Statement on Form S-1 (333-95675) as declared effective by the SEC on April 6, 2000).

(e)(17)
Stock Option Agreement—Early Exercise between Numerical and Yao-Ting Wang dated February 10, 2000 (incorporated by reference to Registration Statement on Form S-1 (333-95675) as declared effective by the SEC on April 6, 2000).

(e)(18)
Stock Option Agreement—Early Exercise between Numerical and Richard Mora dated May 26, 1999 (incorporated by reference to Registration Statement on Form S-1 (333-95675) as declared effective by the SEC on April 6, 2000).

(e)(19)
Stock Option Agreement—Early Exercise between Numerical and Richard Mora dated December 27, 1999 (incorporated by reference to Registration Statement on Form S-1 (333-95675) as declared effective by the SEC on April 6, 2000).

(e)(20)
Stock Option Agreement—Early Exercise between Numerical and Atul Sharan dated December 27, 1999 (incorporated by reference to Registration Statement on Form S-1 (333-95675) as declared effective by the SEC on April 6, 2000).

(e)(21)
Form of Indemnification Agreement between Numerical and each of its officers and directors (incorporated by reference to Exhibit 10.1 to the Form S-1 as declared effective by the SEC on April 6, 2000).

(e)(22)	Opinion of Credit Suisse First Boston, dated January 12, 2003 (incorporated by reference and attached hereto as Annex B).*

(g)	None.

*	Included in materials mailed to Numerical stockholders with this Schedule 14D-9.
**	Previously filed on Schedule 14D-9 as a preliminary communication.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NUMERICAL TECHNOLOGIES, INC.

/S/ NARENDRA K. GUPTA
Narendra K. Gupta Interim President and Chief Executive Officer

Annex A

NUMERICAL TECHNOLOGIES, INC.
70 WEST PLUMERIA DRIVE
SAN JOSE, CALIFORNIA 95134-2134
Phone: (408) 919-1910
Fax: (408) 919-1920
Web: http://www.numeritech.com

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 23, 2003, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) to holders of shares of common stock, $0.0001 par value per share, of Numerical Technologies, Inc., a Delaware corporation (“Numerical” or the “Company”) (the “Shares”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Schedule 14D-9, which (including the exhibits thereto) is incorporated by reference herein. This Information Statement is being provided in connection with the possible appointment of persons designated by Synopsys, Inc., a Delaware corporation (“Synopsys”), or Neon Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Synopsys (“Purchaser”), to at least a majority of the seats on the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to Section 1.4 of the Agreement and Plan of Merger, dated as of January 12, 2003 (the “Merger Agreement”), among Synopsys, Purchaser and the Company, attached to the Schedule 14D-9 as Exhibit (e)(1) and incorporated herein by reference.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY AND IN ITS ENTIRETY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the Merger Agreement, on January 23, 2003, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares on the terms and subject to the conditions set forth in the Offer to Purchase dated January 23, 2003 and in the related Letter of Transmittal (the “Offer”). The Offer is scheduled to expire at midnight, New York City time, on February 20, 2003, unless the Offer is extended. Following the successful completion of the Offer, upon satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”) and the Company shall become a wholly owned subsidiary of Synopsys.

The information contained in this Information Statement concerning Synopsys, Purchaser and the designees of Purchaser to the Board has been furnished to the Company by Synopsys, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

Other than the Exchangeable Shares (as defined below) pursuant to the Special Voting Stock (as defined below), the Shares are the only securities outstanding having the right to vote for the election of the Company’s directors at a stockholders meeting if one were to be held. Each Share entitles its record holder to one vote. As of the close of business on January 21, 2003, there were 33,712,870 Shares issued and outstanding. 273,303 exchangeable shares were issued by Cadabra Design Automation Inc., now known as Numerical Technologies Canada, Inc., (the “Exchangeable Shares”), an indirect, wholly owned subsidiary of the Company, in connection with the Company’s acquisition of Cadabra Design Automation Inc. The Exchangeable Shares are exchangeable for Shares at any time, on a one-for-one basis, at the option of the holders thereof. Pursuant to the terms of the Merger Agreement and the Memorandum of Association of Cadabra Design Automation Inc., which governs the terms of the Exchangeable Shares, the Company will cause the Exchangeable Shares to be redeemed on or after the date on which Purchaser first accepts Shares for payment pursuant to the Offer, unless the Company elects to redeem the Exchangeable Shares earlier.

Also excluded from the issued and outstanding Numerical capital stock listed above is one share of “Special Voting Stock” created in connection with the Company’s acquisition of Cadabra Design Automation Inc. The Special Voting Stock is a special series of the Company’s preferred stock that consists of only one authorized share in which the holders of Exchangeable Shares are entitled to fractional interests equal to a fraction obtained by dividing (i) the number of Exchangeable Shares held by a given holder at any given time, by (ii) the total number of Exchangeable Shares outstanding at such time. The fractional interest of each holder of Exchangeable Shares entitles such holder to a number of votes at each Numerical stockholder meeting (or pursuant to a Numerical stockholder written consent) equal to the number of Exchangeable Shares held by such holder. The Special Voting Stock will be cancelled when no more Exchangeable Shares are outstanding.

The Company’s Board

Upon consummation of the Offer pursuant to which the Purchaser purchases at least a majority of the outstanding Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate a number of directors to the Board sufficient to give Purchaser proportionate representation on the Board (“Purchaser’s Proportionate Representation”). The Purchaser’s Proportionate Representation will be equal to that number of directors that equals the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares purchased by Purchaser bears to the number of Shares issued and outstanding. Upon request by Purchaser, the Company will increase the size of the Board or use its best efforts to secure the resignations of the number of directors necessary to provide Purchaser with Purchaser’s Proportionate Representation and will cause Purchaser’s designees to be so elected. The Company will also use its best efforts to duplicate the Purchaser’s Proportionate Representation on (1) each committee of the Board and (2) each board of directors and each committee thereof of each subsidiary of the Company. Following the election or appointment of Purchaser’s designees as set forth above and prior to the Effective Time, and so long as there is at least one Continuing Director (as defined below), any amendment or termination of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Synopsys or Purchaser under the Merger Agreement and any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company or any exercise of the Company’s rights or remedies under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who are directors of the Company on January 12, 2003, or their successors designated by the Continuing Directors then in office (the “Continuing Directors”).

Synopsys and Purchaser have advised the Company that Purchaser’s designees to the Board (the “Synopsys Designees”) will include the persons listed in Schedule I attached hereto. Schedule I includes the name, age, address, principal occupation or employment and five-year employment history with respect to each such person. Synopsys and Purchaser have advised the Company that each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. Synopsys and Purchaser have advised the Company that none of these persons currently is a director of, or holds any positions with, the Company. Synopsys and

Purchaser have advised the Company that, to their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between Synopsys, Purchaser and the Company that have been described in Schedule TO or Schedule 14D-9.

Synopsys and Purchaser have advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed on Schedule I is an adverse party to the Company in any material legal proceedings or has a material interest that is adverse to the Company in any such proceedings. Synopsys and Purchaser have also advised the Company that, to the knowledge of Synopsys and Purchaser, none of the persons listed in Schedule I was, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

It is expected that the Synopsys Designees will assume office following the acceptance for purchase by Purchaser of the specified minimum number of Shares pursuant to the Offer. The directors of Purchaser immediately prior to the Effective Time shall be the directors of the surviving corporation at the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the surviving corporation until their successors are duly elected or appointed and qualified.

DIRECTORS AND EXECUTIVE OFFICERS OF NUMERICAL TECHNOLOGIES, INC.

General

Numerical currently has seven members on the Board with two vacancies. The Board is divided into three classes with each director serving a three-year term and one class being elected at each year’s Annual Meeting of Stockholders. Directors Dr. Abbas El Gamal, Harvey Jones and Dr. Yao-Ting Wang are the Class I directors whose terms will expire at the 2004 Annual Meeting of Stockholders, director Dr. Thomas Kailath is the Class II director whose term expires at the 2005 Annual Meeting of Stockholders and directors Dr. William H. Davidow, Dr. Narendra K. Gupta and Dr. Yagyensh C. Pati are the Class III directors whose terms will expire at the 2003 Annual Meeting of Stockholders. All of the directors are incumbent directors. There are no family relationships among any of Numerical’s directors or executive officers. Executive officers serve at the discretion of the Board.

The following table and notes set forth the names, ages, positions held with Numerical and certain other information of all Company directors and executive officers as of the date of this Information Statement:

Name	Age	Position
Narendra K. Gupta	54	Interim President, Interim Chief Executive Officer and Director

William H. Davidow (1) (2)	67	Director and Vice Chairman of the Board

Abbas El Gamal (2)	52	Director

Harvey Jones (1) (2)	50	Director

Thomas Kailath (1)	67	Director

Yagyensh C. (Buno) Pati	38	Director and Chairman of the Board

Yao-Ting Wang	39	Senior Vice President, Chief Technology Officer and Director

Fabio Angelillis	41	Senior Vice President, Engineering

Richard Mora	56	Chief Operating Officer and Chief Financial Officer

Atul Sharan	43	Senior Vice President, Marketing and Business Development

(1)	Member of the Compensation Committee of the Board.
(2)	Member of the Audit Committee of the Board.

Dr. Narendra K. Gupta has served as Numerical’s interim President and Chief Executive Officer since December 2, 2002 and as a director of Numerical since April 1997. Dr. Gupta co-founded Integrated Systems Inc., a developer of embedded software, in 1980 and served as its Chairman from November 1992 until February 2000 when it was acquired by Wind River Systems, Inc. He was the President and Chief Executive Officer of Integrated Systems, Inc. from its inception until May 1994. Dr. Gupta received a Ph.D. in engineering from Stanford University and an M.S. in engineering from the California Institute of Technology. Dr. Gupta also received a B. Tech. Degree in mechanical engineering from the Indian Institute of Technology. Dr. Gupta was elected a Fellow of The Institute for Electrical and Electronics Engineers in 1991. Dr. Gupta is Vice Chairman of the Board at Wind River Systems, Inc.

Dr. William H. Davidow has served as a director of Numerical since June 1998, as Vice Chairman of the Board since August 2002 and was Chairman of the Board from January 2000 to August 2002. Dr. Davidow has served as a partner at Mohr, Davidow Ventures since May 1985 and has been a high-technology industry executive and a venture investor for over 20 years. From August 1973 to January 1985, Dr. Davidow was at Intel Corporation where he was Senior Vice President of marketing and sales, Vice President of the microcomputer division and Vice President of the microcomputer systems division. Dr. Davidow received a Ph.D. in electrical engineering from Stanford University, an M.S. in electrical engineering from the California Institute of Technology, an M.S. in electrical engineering from Dartmouth College and an AB in electrical engineering from Dartmouth College. Dr. Davidow is Chairman of the Board at Rambus Corporation.

Dr. Abbas El Gamal has served as a director of Numerical since April 1997. Dr. El Gamal has been on the faculty of the Electrical Engineering Department at Stanford University since September 1981. In December 1990, Dr. El Gamal co-founded Silicon Architects, which was acquired by Synopsys in 1995, and served as its Chief Technical Officer until May 1995. In July 1986, Dr. El Gamal co-founded Actel Corporation and served as its Chief Scientist until November 1990. From July 1984 to July 1986, Dr. El Gamal served as a director of LSI Logic’s Research Lab, where he developed silicon compilation technology, DSP and image processing ASICs. Dr. El Gamal received a Ph.D. in electrical engineering from Stanford, an M.S. in statistics from Stanford University and a B.S. in electrical engineering from Cairo University, Egypt. Dr. El Gamal is a Fellow of The Institute of Electrical and Electronics Engineers.

Harvey Jones has served as a director of Numerical since June 1998. Mr. Jones is the Chairman of the Board of Tensilica, Inc., a privately held company he co-founded in 1997. Tensilica, Inc. designs and licenses application specific microprocessors for use in high volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions with Synopsys, Inc., a developer of electronic design automation software, where he served as President through December 1992, as Chief Executive Officer until January 1994 and as Executive Chairman of the Board until February 1998. Prior to joining Synopsys, Inc., Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the Board of Directors of NVIDIA Corporation, a 3-D graphics processor company. Mr. Jones holds a B.S. degree in mathematics and computer sciences from Georgetown University and an M.S. degree in management from MIT’s Sloan School of Management.

Dr. Thomas Kailath is a co-founder of Numerical and has served as a director since October 1995 and was Numerical’s Chairman of the Board from October 1995 to January 2000. Dr. Kailath has served as the Hitachi America Professor of Engineering, Emeritus, at Stanford University, where he has been since January 1963. From January 1981 to June 1987, Dr. Kailath was Associate Department Chairman of the Department of Electrical Engineering at Stanford University and served as Director of the Information Systems Laboratory from January 1971 to January 1981. In February 1980, Dr. Kailath co-founded Integrated Systems, Inc. and served as a director of Integrated Systems, Inc. until it was acquired by Wind River Systems, Inc. in February 2000. In June 1998, he co-founded Excess Bandwidth Corporation and was Chairman of its Board of Directors until it was acquired by Virata Corporation in August 2000. Dr. Kailath received S.M. and Sc.D. degrees in Electrical Engineering from the Massachusetts Institute of Technology and a B.E. in Telecommunications from the University of Poona, India. Dr. Kailath is a Fellow of the Institute of Electrical and Electronics Engineers and a member of the National Academy of Engineering and the American Academy of Arts and Sciences.

Dr. Yagyensh C. (Buno) Pati has served as Numerical’s Chairman of the Board since August 2002, served as Numerical’s President and Chief Executive Officer from the Company’s inception until August 1, 2002, and has served as a director since he co-founded Numerical in October 1995. From October 1995 to December 1996, Dr. Pati served as an assistant professor of electrical engineering and computer science at Harvard University. From October 1992 to October 1995, Dr. Pati conducted research efforts in computational and system sciences applied to integrated circuit manufacturing at Stanford University. Dr. Pati received a B.S., an M.S. and a Ph.D., each in electrical engineering, from the University of Maryland at College Park.

Dr. Yao-Ting Wang has served as Numerical’s Chief Technology Officer and as a director since he co-founded Numerical in October 1995. Dr. Wang’s doctoral dissertation research was on automated design of phase shifting photomasks using fast algorithms and signal processing techniques. Dr. Wang received a B.S. degree in electrical engineering from National Taiwan University and a Ph.D. in electrical engineering from Stanford University.

Fabio Angelillis has served as Numerical’s Senior Vice President of Engineering since November 2001. From September 2000 to November 2001, Mr. Angelillis was Executive Vice President of Engineering at KANA. From October 1990 to September 2000, Mr. Angelillis held various management positions, including Vice President of Research and Development and Operations at Cadence Design Systems, Inc., a provider of electronic design automation software, for their Custom IC product line. From January 1988 to October 1990, Mr. Angelillis served as Engineering Manager at Teradyne, Inc., a manufacturer of automatic test equipment and related software for the electronics and communications industries. Mr. Angelillis holds a B.S. degree in computer engineering from the University of Florida.

Richard Mora has served as Numerical’s Chief Operating Officer and Chief Financial Officer since October 2001. Mr. Mora served as Numerical’s Chief Financial Officer from October 2000 to October 2001. From May 1999 to October 2000, Mr. Mora served as Numerical’s Chief Financial Officer and Vice President, Operations. From August 1994 to April 1999, Mr. Mora was Chief Financial Officer and Vice President of Finance at Mattson Technologies, Inc., a semiconductor equipment manufacturer. From June 1998 to May 1999, Mr. Mora was also Vice President and General Manager of the High Temp Products Division at Mattson. From September 1988 to August 1994, Mr. Mora served as Chief Financial Officer and Vice President of Finance at Actel Corporation, a semiconductor manufacturer. From June 1985 to August 1988, Mr. Mora was Chief Financial Officer and Vice President of Finance at HHB Systems. Mr. Mora received a B.S. in accounting from Santa Clara University and is a Certified Public Accountant.

Atul Sharan has served as Numerical’s Senior Vice President of Worldwide Sales and Marketing since April 2002. From October 2000 to April 2002, Mr. Sharan served as Numerical’s Senior Vice President of Marketing and Business Development. From October 1998 to October 2000, Mr. Sharan served as Numerical’s Vice President, Marketing and Business Development. From April 1997 to October 1998, Mr. Sharan was director of strategic business development at Ambit Design Systems. From May 1991 to March 1997, Mr. Sharan held senior sales and marketing management positions at Compass Design Automation. From December 1984 to May 1991, Mr. Sharan worked in semiconductor manufacturing operations at VLSI Technology and Integrated Device Technology. Mr. Sharan received an M.B.A. from the University of California at Berkeley, an M.S. in engineering from the University of Houston, Texas and a B.Tech. degree in engineering from the Indian Institute of Technology in Kanpur, India.

Board Meetings and Committees

The Board held 12 meetings in 2002. Each director is expected to attend each meeting of the Board and those Committees on which he serves. Each incumbent director attended at least 75% of the Board and Committee meetings required to be attended by him during 2002, except for Dr. El Gamal, who attended 63% of the Board and Committee meetings required to be attended by him. Certain matters were approved by the Board or Committees of the Board by unanimous written consent. The Board currently has a standing Audit Committee,

Compensation Committee and Stock Option Committee. The Audit Committee has a written charter that has been approved by the Board. Dr. Davidow replaced Dr. Gupta on the Audit Committee upon the appointment of Dr. Gupta as the interim President and Chief Executive Officer of the Company. The Board has no Nominating Committee or committee performing similar functions. Dr. Gupta is the sole member of the Stock Option Committee and such committee has the authority to grant stock options to non-officer employees. The Compensation Committee and Audit Committee are described as follows:

Name of Committee and Members	Functions of the Committees	Number of Meetings in Fiscal 2002
AUDIT William H. Davidow Abbas El Gamal Harvey Jones
•      monitors the Company’s systems of internal controls;
•      reviews corporate financial reporting and internal and external audits;
•      nominates independent auditors;
•      reviews the external auditors’ proposed audit scope, fee arrangements, approach and independence;
•      provides the Board with the results of its examinations and recommendations;
•      outlines to the Board the improvements made or to be made in internal accounting controls or suggested by the external auditors; and
•      provides the Board with other information and materials necessary to make the Board aware of significant financial matters.
		4

COMPENSATION William H. Davidow Harvey Jones Thomas Kailath	• administers all matters concerning executive compensation and employment agreements; and • administers the employee stock option and purchase plans.	2

Director Compensation

Numerical does not currently pay cash compensation to directors for serving in that capacity, nor does Numerical reimburse directors for expenses incurred in attending Board meetings. Currently, non-employee directors are eligible to participate in Numerical’s 2000 Stock Plan that provides for the automatic grant of an option to purchase 30,000 Shares to each non-employee director who first becomes a director. Any such option will vest as to  1/4th of the Shares on the first anniversary of the date of grant and as to  1/16th of the Shares each quarter thereafter, provided that, in each case, the non-employee director shall continue to serve as a director on such dates.

Thereafter, each non-employee director shall automatically be granted an option to purchase 7,500 Shares on the date of each Annual Meeting of Stockholders, provided he is re-elected to the Board or otherwise remains on the Board on such date and provided that on such date he shall have served on the Board for at least the preceding six months. Any such option will vest in full on the fourth anniversary of the date of grant, provided that the non-employee director shall continue to serve as a director on such date. For so long as the Company’s common stock is traded on the Nasdaq National Market, the exercise price per Share for such grants is required to be the closing price of the Company’s common stock on the last trading day prior to the time of grant. Upon a change of control, all of the Shares subject to automatic option grants to directors under the Company’s 2000 Stock Plan that have not vested as of the change of control shall vest in full. During the fiscal year ended December 31, 2001, Dr. Davidow, Dr. El Gamal, Dr. Gupta, Mr. Jones and Dr. Kailath each received an option grant of 7,500 shares at a per share exercise price of $24.10. During the fiscal year ended December 31, 2002, Dr. Davidow, Dr. El Gamal, Dr. Gupta, Mr. Jones, Dr. Kailath and Roger Sturgeon each received an option grant of 7,500 shares at a per share exercise price of $11.30.

SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

To the Company’s knowledge, the following table sets forth certain information with respect to beneficial ownership of the Shares, as of January 21, 2003, for:

•	each person who the Company knows beneficially owns more than 5% of the Company’s common stock;

•	each of the Company’s directors;

•	each of the Company’s named executive officers; and

•	all of the Company’s current directors and executive officers as a group.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Numerical Technologies, Inc., 70 West Plumeria Drive, San Jose, California 95134-2134. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options or warrants held by such person that are exercisable within 60 calendar days of January 21, 2003, but excludes shares of common stock underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 33,986,173 shares of common stock outstanding as of January 21, 2003, which such number includes the Exchangeable Shares.

	Shares Beneficially Owned	Percentage Beneficially Owned
5% Stockholders:
State Street Research & Management Company (1)	2,444,300	7.2%
Roger Sturgeon (2)	1,920,602	5.7%
FMR Corp. (3)	1,723,200	5.1%

Directors and Executive Officers:
Yagyensh C. (Buno) Pati (4)	2,165,500	6.3%
Yao-Ting Wang (5)	1,597,447	4.7%
Thomas Kailath (6)	903,334	2.7%
Narendra K. Gupta (7)	795,414	2.3%
Abbas El Gamal (8)	500,705	1.5%
Atul Sharan (9)	483,683	1.4%
Richard Mora (10)	369,375	1.1%
Lawrence C. Hollatz (11)	270,833	*
William H. Davidow (12)	173,210	*
Fabio Angelillis (13)	140,625	*
Harvey Jones (14)	60,873	*
All current directors and executive officers as a group (10 persons) (15)	7,190,166	20.6%

*	Less than 1%.
(1)
Principal address is One Financial Center, 30th Floor, Boston, MA 02111-2690. The number of shares held is set forth in a Schedule 13G filed by State Street Research & Management Company with the Securities and Exchange Commission on July 23, 2002.

(2)
Includes 1,685,378 shares held by The Sturgeon Revocable Trust, UTA August 4, 1992, of which Mr. Sturgeon and his spouse serve as trustees. Also includes 161,566 shares held by Robel Partners, a family limited partnership, of which Mr. Sturgeon and his spouse serve as general partners, 16,629 shares held by Mr. Sturgeon as trustee of a grantor retained annuity trust, 16,629 shares held by Mr. Sturgeon’s spouse as trustee of a grantor retained annuity trust, and 40,400 shares held by the Sturgeon Family Charitable Remainder Trust, of which Mr. Sturgeon and his spouse serve as trustees.
(3)
Principal address is 82 Devonshire Street, Boston, MA 02109. The number of shares held is set forth in a Schedule 13G filed by FMR Corp. with the Securities and Exchange Commission on September 10, 2002.

(4)
Includes 12,801 shares held by the Pati Revocable Trust u/a/d 5/26/00, of which Dr. Pati and his spouse serve as trustees, 44,926 shares held by Dr. Pati’s spouse as trustee of an annuity trust, 29,591 shares held by Dr. Pati as trustee of the Yonder 2 Annuity Trust f/b/o Relatives u/a/d 5/26/00, 12,682 shares held by Dr. Pati as trustee of the Yonder 3 Annuity Trust f/b/o Children u/a/d 5/26/00, and an option to purchase 137,500 shares exercisable within 60 calendar days of January 21, 2003.

(5)
Includes 1,310,328 shares held by The Dragon Ball Living Trust U/A Dated 12/19/01, of which Dr. Wang and his spouse serve as trustees, 6,750 shares held by Dr. Wang’s spouse and options to purchase 87,620 shares exercisable within 60 calendar days of January 21, 2003.

(6)
Includes 540,000 shares held by Thomas and Sarah Kailath Revocable Living Trust Dated 02/15/89, 175,001 shares held by Thomas Kailath, Trustee of the Paul V. Kailath Irrevocable Trust UAD 10-1-89, 180,833 shares held by Thomas Kailath, Trustee of the Priya S. Kailath Irrevocable Trust UAD 10-1-89, and an option to purchase 2,344 shares exercisable within 60 calendar days of January 21, 2003.

(7)	Includes 366,248 shares held by Naren and Vinita Gupta Living Trust dated 12/2/94, 416,666 shares held by Dr. Gupta as custodian for his minor children.
(8)	Includes 225,000 shares held by El Gamal Family Partnership; Mr. El Gamal and his spouse are the general partners of El Gamal Family Partnership.
(9)
Includes 12,096 shares held by Mr. Sharan and his spouse as trustees of a trust for the benefit of their son and options to purchase 275,000 shares exercisable within 60 calendar days of January 21, 2003.

(10)	Includes options to purchase 187,500 shares exercisable within 60 calendar days of January 21, 2003.
(11)
Represents an option to purchase 270,833 shares exercisable within 60 calendar days of January 21, 2003. Mr. Hollatz is the former President and Chief Executive Officer of the Company. His employment with the Company terminated on December 2, 2002.

(12)
Principal address is 2775 Sand Hill Road, Suite 240, Menlo Park, CA 94025. Includes 15,710 shares held by The Chachagua Partnership for the benefit of Mr. Davidow’s family, of which Mr. Davidow and his spouse, as co-trustees of the Davidow Family Trust dated July 6, 1991, serve as general partners.

(13)	Represents an option to purchase 140,625 shares exercisable within 60 calendar days of January 21, 2003.
(14)	The shares are held by The Jones Living Trust.
(15)	Includes options to purchase 848,245 shares exercisable within 60 calendar days of January 21, 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors and 10% stockholders are also required by the SEC to furnish us with copies of all Section 16(a) forms that they file.

Based solely on the Company’s review of such forms furnished to us and written representations from certain reporting persons, the Company believes that, except for the late filing of a Form 4 required to be filed by Dr. El Gamal for a single transaction in June 2002, all filing requirements applicable to the Company’s executive officers, directors and more than 10% stockholders were complied with during fiscal year 2002.

CERTAIN TRANSACTIONS

Dr. Narendra K. Gupta

Dr. Gupta’s option agreement with the Company dated as of October 16, 2002 regarding an option to purchase 200,000 Shares provides that upon a change of control of the Company, all of the Shares subject to such option held by Dr. Gupta that have not vested as of the change of control shall vest in full. As of January 21, 2003, 12,500 of the Shares subject to such option have vested.

Dr. Gupta’s option agreement with the Company dated as of December 10, 2002 regarding an option to purchase 200,000 Shares provides that all of the Shares subject to such option will vest in full upon the earliest of:

•	December 10, 2003;

•	a change of control of the Company; or

•	the termination of Dr. Gupta’s employment as Chief Executive Officer of the Company.

As of January 21, 2003, none of the Shares subject to such option have vested. For further information regarding automatic option grants to Dr. Gupta under the Company’s 2000 Stock Plan in consideration for Dr. Gupta’s service as a director of the Company see “Director Compensation” above.

Dr. Yagyensh C. (Buno) Pati

On February 1, 2000, Dr. Pati, the Chairman of the Board, exercised an option to purchase 600,000 Shares and entered into a restricted stock purchase agreement regarding the Shares. Pursuant to the restricted stock purchase agreement, Numerical has the right to repurchase any of the unvested Shares upon his involuntary termination of employment. As of January 21, 2003, 187,500 Shares remained unvested and subject to repurchase. All of Dr. Pati’s unvested Shares will be released from the Company’s repurchase option by February 1, 2004. Dr. Pati paid the $2.67 exercise price per Share for the Shares by delivery of a two year full-recourse promissory note bearing interest at 6.20% per annum, compounded annually. On February 10, 2002, the Company made a loan to Dr. Pati for the unpaid principal and interest outstanding under the note issued pursuant to the terms of the February 2000 option grant in the principal amount of $1,804,550.40, accruing interest at 6.20% per annum, compounded annually, to be due and payable on February 10, 2003, subject to and secured in part by a pledge of his Shares.

In addition, Dr. Pati’s option agreements with the Company dated as of February 1, 2000, December 4, 2000 and July 17, 2002 regarding options to purchase 600,000, 125,000 and 300,000 Shares, respectively, provide that:

•
upon the six month anniversary of a change of control of the Company, 50% of the Shares subject to the options held by Dr. Pati that have not vested as of six months after the change of control shall vest in full and as of January 21, 2003, an aggregate of 475,001 shares have not vested; and

•
if Dr. Pati’s employment is terminated as a result of an involuntary termination within 12 months of the change of control, all of the unvested Shares subject to options held by Dr. Pati will vest in full.

Dr. Yao-Ting Wang

On February 1, 2000, Dr. Wang, the Company’s Chief Technology Officer and a director, exercised an option to purchase an aggregate of 499,999 Shares and entered into a restricted stock purchase agreement regarding the Shares. Pursuant to the restricted stock purchase agreement, the Company has the right to repurchase any of the unvested Shares upon his involuntary termination of employment. As of January 21, 2002, 156,250 of such Shares held by Dr. Wang remain unvested. All of Dr. Wang’s Shares will be released from the Company’s repurchase option by February 1, 2004. Dr. Wang paid the $2.67 exercise price per Share for the

Shares by delivery of a two-year full-recourse promissory note bearing interest at 6.20% per annum, compounded annually. On February 10, 2002, the Company made a loan to Dr. Pati for the unpaid principal and interest outstanding under the note issued pursuant to the terms of the February 2000 option grant in the principal amount of $1,503,790.50, accruing interest at 6.20% per annum, compounded annually, to be due and payable on February 10, 2003, subject to and secured in part by a pledge of his Shares.

In addition, Dr. Wang’s option agreements with the Company dated as of February 1, 2000, December 4, 2000 and July 17, 2002 regarding options to purchase 499,999, 100,000 and 200,000 (of which Dr. Wang voluntarily forfeited 50,000 Shares to the Company) Shares, respectively, provide that:

•
upon the six month anniversary of a change of control of the Company, 50% of the shares subject to the options held by Dr. Wang that have not vested as of six months after the change of control shall vest in full and as of January 21, 2003, an aggregate of 318,871 shares have not vested; and

•
if Dr. Wang’s employment is terminated as a result of involuntary termination within 12 months of the change of control, all of the unvested Shares subject to the options held by Dr. Wang will vest in full.

Richard Mora

On May 26 and December 27, 1999, Mr. Mora, the Company’s Chief Operating Officer and Chief Financial Officer, exercised an option to purchase an aggregate of 412,500 Shares and entered into restricted stock purchase agreements regarding the Shares. Pursuant to the restricted stock purchase agreements, the Company has the right to repurchase any of the unvested Shares upon his involuntary termination of employment (including his cessation as Chief Financial Officer of the Company). As of January 21, 2003, 78,750 of such Shares held by Mr. Mora remain unvested. All unvested Shares will be released from the Company’s repurchase option by December 27, 2003.

In addition, Mr. Mora’s option agreements with the Company dated as of May 26, 1999, December 27, 1999, December 5, 2000, September 28, 2001 and July 11, 2002 regarding options to purchase 195,000, 217,500, 50,000, 100,000 and 150,000 Shares of Company common stock, respectively, provide that:

•
upon the six month anniversary of a change of control of the Company, 50% of the shares subject to the options held by Mr. Mora that have not vested as of six months after the change of control shall vest in full and as of January 21, 2003, an aggregate of 278,750 shares have not vested; and

•
if Mr. Mora’s employment is terminated as a result of an involuntary termination within 12 months of the change of control (including his cessation as Chief Financial Officer of the Company), all of the unvested Shares subject to options held by Mr. Mora will vest in full.

Atul Sharan

On December 27 1999, Mr. Sharan, the Company’s Vice President of Worldwide Sales and Marketing, exercised option grants to purchase 187,500 Shares and entered into restricted stock purchase agreements regarding the Shares. Pursuant to the restricted stock purchase agreements, the Company has the right to repurchase any of the unvested Shares upon his involuntary termination of employment. As of January 21, 2003, 46,875 of the Shares held by Mr. Sharan remain unvested. All unvested Shares will be released from the Company’s repurchase option by October 21, 2003.

Mr. Sharan’s option agreements with the Company dated as of December 27, 1999 (as amended), December 5, 2000, April 18, 2001 and July 11, 2002 regarding options to purchase 187,500, 50,000, 100,000 and 200,000 Shares, respectively, provide that:

•
upon the six month anniversary of a change of control of the Company, 50% of the Shares subject to the options held by Mr. Sharan that have not vested as of six months after the change of control shall vest in full and as of January 21, 2003, an aggregate of 209,376 Shares have not vested; and

•
if Mr. Sharan’s employment is terminated as a result of an involuntary termination within 12 months of the change of control, all of the unvested Shares subject to options held by Mr. Sharan will vest in full.

Fabio Angelillis

Mr. Angelillis’ option agreements with the Company dated as of January 25, 2002 and July 11, 2002, each regarding options to purchase 250,000 Shares, provide that:

•
upon the six month anniversary of a change of control of the Company, 50% of the Shares subject to the option held by Mr. Angelillis that have not vested as of six months after the change of control shall vest in full and as of January 21, 2003, an aggregate of 375,000 Shares have not vested; and

•
if Mr. Angelillis’ employment is terminated as a result of an involuntary termination within 12 months of the change of control, all of the unvested Shares subject to the option held by Mr. Angelillis will vest in full.

Larry Hollatz

On December 2, 2002, Mr. Hollatz resigned as the President and Chief Executive Officer of the Company and as a director of the Company. In connection with the resignation of Mr. Hollatz, the Company and Mr. Hollatz entered into a Separation Agreement and Mutual Release (the “Release”). The Release provides that, in consideration of the release of all claims against the Company, the Company shall pay Mr. Hollatz a cash payment of $450,000, relocation expenses of approximately $58,782, reimbursement for primary residence lease payments up to $153,998, which includes payments up to $75,998 for the reimbursement of a tax liability incurred on such rental payments, and attorney’s fees up to $1,500. In addition, the Release provides that the vesting of Mr. Hollatz’s option dated as of July 23, 2002 shall be accelerated as to 270,833 Shares and shall be exercisable for 10 months from the date of the Release.

Roger Sturgeon

Mr. Sturgeon resigned as a director of the Company and entered into a consulting agreement with the Company on December 7, 2002. Mr. Sturgeon beneficially owns more than five percent of the Company’s outstanding common stock. The consulting agreement terminates on January 6, 2004, unless extended by the parties. Mr. Sturgeon’s options with the Company will continue to vest while Mr. Sturgeon is a consultant to the Company. In February 2000, Mr. Sturgeon exercised an option to purchase an aggregate of 225,000 Shares and entered into a restricted stock purchase agreement regarding the Shares. Pursuant to the restricted stock purchase agreement, the Company has the right to repurchase any of the unvested Shares upon his termination as a service provider to the Company. As of January 21, 2003, 56,250 Shares held by Mr. Sturgeon remain unvested. All of Mr. Sturgeon’s Shares will be released from the Company’s repurchase option by January 1, 2004. Mr. Sturgeon paid the $2.67 exercise price per Share for such Shares in cash. In addition, Mr. Sturgeon’s restricted stock purchase agreement provides that upon the six month anniversary of a change of control of the Company, 50% of the Shares subject to options held by Mr. Sturgeon that have not vested as of six months after the change of control shall vest in full. In addition, Mr. Sturgeon, the Company and Transcription Enterprises Incorporated (“Transcription”), a wholly owned subsidiary of the Company, entered into a non-competition agreement dated as of January 1, 2000. Pursuant to the non-competition agreement, Mr. Sturgeon agreed not to compete against or solicit the employees of the Company or Transcription for, generally, a period of two years after his termination of employment with the Company.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation that the Company paid during the last three fiscal years to the Company’s Chief Executive Officer (including two former Chief Executive Officers of the Company who served as the Company’s Chief Executive Officer during fiscal year 2002) and the Company’s four other most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2002. All option grants were made under the Company’s 1997 Stock Plan, Company’s 2000 Stock Plan, or the Company’s 2001 Stock Plan.

		Annual Compensation					Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options (#)	All Other Compensation ($) (1)
Narendra K. Gupta Interim President and Chief Executive Officer	2002 2001 2000	— — —	(2)	— — —	— — —		407,500 7,500 7,500	— — —

Lawrence C. Hollatz Former President and Chief Executive Officer	2002 2001 2000	427,343 — —		233,750 — —	218,927 — —	(3)	1,000,000 — —	150 — —

Yagyensh C. (Buno) Pati Former President and Chief Executive Officer	2002 2001 2000	250,000 250,000 217,000		43,750 271,000 87,500	— — —		300,000 — 725,000	360 428 300

Atul Sharan Senior Vice President, Marketing and Business Development	2002 2001 2000	260,000 260,000 195,000		150,000 264,700 183,000	— — —		200,000 100,000 50,000	360 428 234

Richard Mora Chief Operating Officer and Chief Financial Officer	2002 2001 2000	260,000 260,000 205,000		150,000 264,700 91,500	— — —		150,000 100,000 50,000	360 428 270

Fabio Angelillis Senior Vice President of Engineering	2002 2001 2000	240,000 36,364 —		125,000 70,833 —	— — —		500,000 — —	346 58 —

Yao-Ting Wang Senior Vice President, Chief Technology Officer	2002 2001 2000	223,958 225,000 192,275		37,500 246,000 75,200	— — —		200,000 — 600,199	330 385 315

(1)
Represents the dollar value of term life insurance premiums paid by the Company on behalf of the named executive officer during the applicable fiscal year. There is no cash surrender value under the life insurance policy.

(2)	Dr. Gupta received no salary for his services as Interim President and Chief Executive Officer in 2002.
(3)	Includes $58,782 in relocation expenses, $78,000 in primary residence rental payments, $75,998 in reimbursement of tax liability incurred on rental payments and $6,147 in COBRA payments.

Option Grants in Last Fiscal Year

The following table sets forth information with respect to stock options granted to the Company’s Chief Executive Officer (including two former Chief Executive Officers of the Company who served as the Company’s Chief Executive Officer during fiscal year 2002) and the Company’s four other most highly compensated executive officers during the fiscal year ended December 31, 2002. The Company has never granted any stock appreciation rights. All option grants were made under the Company’s 2000 Stock Plan or the Company’s 2001 Stock Plan.

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)(3)
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (%)(1)	Exercise Price Per Share ($)(2)	Expiration Date
					5%	10%
Narendra K. Gupta	7,500	0.2	11.30	05/15/12	53,299	135,070
Narendra K. Gupta	200,000	4.5	3.52	10/16/12	442,742	1,121,995
Narendra K. Gupta	200,000	4.5	3.42	12/11/12	430,164	1,090,120
Lawrence C. Hollatz	1,000,000	22.4	2.89	07/24/12	1,817,505	4,605,916
Yagyensh C. (Buno) Pati	300,000	6.7	4.00	07/17/12	754,674	1,912,491
Atul Sharan	200,000	4.5	4.75	07/11/12	597,450	1,514,055
Richard Mora	150,000	3.4	4.75	07/11/12	448,087	1,135,542
Fabio Angelillis	250,000	5.6	16.59	01/25/12	2,608,340	6,610,047
Fabio Angelillis	250,000	5.6	4.75	07/11/12	746,812	1,892,569
Yao-Ting Wang	200,000	4.5	4.00	07/17/12	503,116	1,274,994

(1)
Based on a total of 4,465,100 options granted to employees under the Company’s 2000 Stock Plan or the Company’s 2001 Stock Plan in 2002, which number does not include 207,500 options granted to Dr. Gupta in 2002 in connection with his service as a member of the Board.

(2)
Represents the fair market value on the date of grant as determined pursuant to the closing price of the Company’s common stock on the Nasdaq National Market on the trading day immediately preceding the date of grant.

(3)
The potential realizable value is calculated based on the term of the ten-year option and assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates comply with the rules of the SEC and do not represent the Company’s estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the Company’s common stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the Company’s Chief Executive Officer (including two former Chief Executive Officers of the Company who served as the Company’s Chief Executive Officer during fiscal year 2002) and the Company’s four other most highly compensated executive officers information concerning exercisable and unexercisable options held as of December 31, 2002. All options were granted under the Company’s 2000 Stock Plan or the Company’s 2001 Stock Plan. No options were exercised by such officers in 2002.

Name	Number of Securities Underlying Unexercised Options at December 31, 2002 (#)		Value of Unexercised In-the-Money Options at December 31, 2002 ($)(1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Narendra K. Gupta	—	415,000	—	8,000
Yagyensh C. (Buno) Pati	54,687	370,313	—	—
Lawrence C. Hollatz	270,833	—	154,375	—
Atul Sharan	250,000	100,000	—	—
Richard Mora	150,000	150,000	—	—
Yao-Ting Wang	43,830	206,370	—	—
Fabio Angelillis	62,500	437,500	—	—

(1)	The value of underlying securities is based on the $3.46 per share closing price of our common stock on December 31, 2002, minus the aggregate exercise price.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee of Numerical’s Board determines the compensation of its Chief Executive Officer. In addition, the Compensation Committee overseas the nature and timing of awards and grants under Numerical’s stock option plans and approves the general compensation programs for Numerical’s executive officers and all employees. The Compensation Committee is composed entirely of outside directors.

The goals of the compensation program are to align compensation with the Company’s performance and objectives and to attract, retain and reward executive officers whose contributions are critical to the Company’s long-term success.

The primary components of Numerical’s compensation package are salary, bonuses and stock options.

Salary

The level of base salary for executive officers is set based upon their scope of responsibility, level of experience and individual performance. The salary range for each position is reviewed against the Radford Survey, a third party compensation survey containing data for high-tech companies with similar sales volumes. Additionally, the Compensation Committee takes into account general business and economic conditions. The Compensation Committee sets the Company’s salaries to be competitive with the marketplace. None of the factors considered is assigned a specific weight.

Bonuses

The Company’s executive bonus plan provides the opportunity for quarterly cash bonuses based on accomplishment of specific individual performance objectives and Numerical’s profit objectives. These objectives are set at the beginning of the fiscal year based on the Company’s long-term and short-term objectives, and performance against these objectives is assessed each quarter.

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Stock Options

The Compensation Committee believes that the granting of stock options is an important method of rewarding and motivating management by aligning management’s interests with the Company’s stockholders. The Compensation Committee also recognizes that a stock incentive program is a necessary element in a competitive compensation package. The program utilizes a vesting schedule to encourage the Company’s key employees to continue in the Company’s employ and encourages employees to maintain a long-term perspective. In determining the size of stock option grants, the Compensation Committee focuses primarily on the Company’s performance and the perceived role of the executive in accomplishing these objectives as well as the satisfaction of individual performance objectives. The Compensation Committee also considers the number of outstanding unvested options that the officer holds and the size of previous option awards to that officer. The Compensation Committee does not assign specific weights to these items.

Compensation of the Chief Executive Officer During Fiscal Year Ended December 21, 2002

Yagyensh C. Pati served as Numerical’s President and Chief Executive Officer from 1995 until August 1, 2002. During fiscal 2002, Dr. Pati’s annual base salary was $250,000 and he was awarded a bonus of $43,750. In addition, Dr. Pati was granted an option to purchase 300,000 shares of the Company’s common stock under the Company’s 2000 stock plan at an exercise price of $4.00 per share. On August 1, 2002, Larry Hollatz was appointed to replace Dr. Pati as the Company’s President and Chief Executive Officer. Mr. Hollatz served as the Company’s President and Chief Executive Officer until his resignation on December 2, 2002. During fiscal 2002, Mr. Hollatz’s base salary was $375,000 and he was guaranteed a bonus of $75,000 for the remainder of 2002, of which he was awarded a bonus of $65,000, which included a hiring bonus of $35,000. Mr. Hollatz was also granted an option to purchase 1,000,000 shares of the Company’s common stock under the Company’s 2001 stock plan at an exercise price of $2.89 per share. For additional information concerning the resignation of Mr. Hollatz as Numerical’s President, Chief Executive Officer and director and concerning the terms of such resignation, see “Certain Transactions—Larry Hollatz” above. Narendra K. Gupta currently serves as the Company’s interim President and Chief Executive Officer. On October 16, 2002, Dr. Gupta was granted an option to purchase 200,000 shares of the Company’s common stock under the Company’s 2000 stock plan at an exercise price of $3.52 per share in connection with his appointment as Lead Director of the Company. In addition, on December 11, 2002, Dr. Gupta was granted an additional option to purchase 200,000 shares of the Company’s common stock under the Company’s 2000 stock plan at an exercise price of $3.42 per share in connection with his appointment as interim President and Chief Executive Officer of the Company. Dr. Gupta received no cash compensation during fiscal 2002.

The Compensation Committee used the same compensation policy described above for all executive officers to determine Dr. Pati’s, Mr. Hollatz’s and Dr. Gupta’s fiscal 2002 compensation. In setting both the cash-based and the equity-based elements of such compensation, the Compensation Committee considered competitive forces, the Company’s performance and each such person’s leadership in achieving the Company’s long-term strategic goals.

Policy Regarding Deductibility of Compensation

Numerical is required to disclose its policy regarding qualifying executive compensation for deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides that, for purposes of the regular income tax, the otherwise allowable deduction for compensation paid or accrued with respect to the executive officers of a publicly-held company, which is not performance-based compensation, is limited to no more than $1 million per year. It is not expected that the compensation to be paid to the Company’s executive officers for fiscal 2003 will exceed the $1 million limit per officer. However, to the extent such compensation to be paid to such executive officers exceeds the $1 million limit per officer, such excess will be treated as performance-based compensation.

The Compensation Committee is pleased to submit this report to the stockholders with regard to the above matters.

William H. Davidow, Ph.D.
Harvey Jones
Thomas Kailath, Ph.D.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2002, the Compensation Committee was comprised of William H. Davidow, Harvey Jones and Thomas Kailath, all of whom were non-employee directors. No interlocking relationship exists between the Board or the Compensation Committee and the Board of Directors or the Compensation Committee of any other company, nor has any such interlocking relationship existed in the past.

REPORT OF THE AUDIT COMMITTEE

As the Company’s 2002 fiscal year ended as of December 31, 2002, as the Company’s annual audit has not been completed and as the Company’s fiscal year 2002 audited financial statements have not been prepared, the following report of the Audit Committee relating to the Audit Committee’s activities of fiscal year 2001 is reproduced in its entirety from the Company’s Proxy Statement dated April 1, 2002:

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of Numerical’s Board of Directors serves as the representative of Numerical’s Board of Directors for the general oversight of Numerical’s financial accounting and reporting process, systems of internal control, audit process and the process for monitoring compliance with laws and regulations and Numerical’s Standards of Business Conduct. Numerical’s management has primary responsibility for preparing Numerical’s financial statements and Numerical’s financial reporting process. Numerical’s independent accountants, PricewaterhouseCoopers LLP, are responsible for expressing an opinion on the conformity of Numerical’s audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee reports as follows:

(a)  The Audit Committee has reviewed and discussed the audited financial statements with Numerical’s management.

(b) The Audit Committee has discussed with Numerical’s independent accountants the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU 380), as modified or supplemented.

(c) The Audit Committee has received the written disclosures and the letter from Numerical’s independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as modified or supplemented, and has discussed with Numerical’s independent accountants their independence.

(d) Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board of Directors, and Numerical’s Board of Directors has approved, that the audited financial statements be included in Numerical’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the SEC.

Numerical’s Board of Directors has adopted a written charter for the Audit Committee, a copy of which was attached to the Proxy Statement for the 2001 Annual Meeting of Stockholders. Each of the members of

Numerical’s Audit Committee is independent as defined under the rules of the National Association of Securities Dealers listing standards, as modified or supplemented.

The Audit Committee is pleased to submit this report to the stockholders with regard to the above matters.

Abbas El Gamal, Ph.D.
Narendra K. Gupta, Ph.D.
Harvey Jones

STOCK PRICE PERFORMANCE GRAPH

The graph below compares the cumulative total return to stockholders on Numerical common stock with the cumulative total return on the Nasdaq Stock Market Index-U.S. (“Nasdaq US Index”), the JP Morgan H&Q Technology Index (“JP Morgan H&Q Index”) and the RDG Technology Composite Index (“RDG Index”) during the period commencing on April 7, 2000 and ending December 31, 2002; provided, however, that the JP Morgan H&Q Index is not used as a comparison index after December 31, 2001 as such index is no longer published. The graph assumes that $100 was invested in the Company’s common stock on April 7, 2000, the first trading day after the effective date of the Company’s initial public offering, and in the Nasdaq US Index, the JP Morgan H&Q Index and the RDG Index, including reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance.

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ADDITIONAL INFORMATION REGARDING THE MERGER

Amount to be Received by Executive Officers and Directors

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Change Of Control Agreements

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Early Exercise Provisions and Stock Purchase Rights

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Director Compensation

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Stock Option Plans

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Employee Stock Purchase Plan

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

The Merger Agreement

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Stockholder Tender Agreement

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Confidentiality Agreements Between Numerical and Synopsys

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Indemnification; Directors and Officers’ Insurance

The discussion set forth in Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

Prior Relationship between Numerical Director and Synopsys

The discussion set forth in Item 3. “Past Contracts, Transactions, Negotiations and Agreements” of the foregoing Schedule 14D-9 is incorporated herein by reference.

SCHEDULE I

As of the date of this Information Statement, Synopsys has advised the Company that it has not determined who will be the Synopsys Designees. However, Synopsys has advised the Company that the Synopsys Designees will be selected from the following list of designees of Synopsys or its affiliates. The information contained herein concerning Synopsys has been furnished by Synopsys and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

The name, age, present principal occupation or employment and five-year employment history of each of the persons is set forth below. Synopsys owns 40,562 Exchangeable Shares. To the knowledge of Synopsys and Purchaser, none of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. To the knowledge of Synopsys and Purchaser, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (1) is currently a director of, or holds any position with, the Company, (2) has a familial relationship with any director or executive officers of the Company, or (3) based on information provided to the Company by Synopsys (which is to the best of Synopsys’ knowledge), beneficially owns any securities (or any right to acquire securities) of the Company. The Company has been advised by Synopsys and Purchaser that, to the knowledge of Synopsys and Purchaser, none of the potential Synopsys Designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

SYNOPSYS DESIGNEES

Synopsys has advised the Company that the following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the potential Synopsys Designees. Unless otherwise indicated, the current business address of each person is 700 East Middlefield Road, Mountain View, California 94043. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual’s name refers to employment with Synopsys.

Designees include:

Name	Age	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years
Aart J. de Geus	48
Dr. Aart J. de Geus co-founded Synopsys and currently serves as Chief Executive Officer and Chairman of the Board of Directors. Since the inception of Synopsys in December 1986, he has held a variety of positions including Senior Vice President of Engineering and Senior Vice President of Marketing. From 1986 to 1992, Dr. de Geus served as Chairman of the Board. He served as President from 1992 to 1998. Dr. de Geus has served as Chief Executive Officer since January 1994 and has held the additional title of Chairman of the Board since February 1998. He has served as a Director since 1986. From 1982 to 1986, Dr. de Geus was employed by General Electric Corporation, where he was the Manager of the Advanced Computer-Aided Engineering Group. Dr. de Geus holds an M.S.E.E. from the Swiss Federal Institute of Technology in Lausanne, Switzerland and a Ph.D. in electrical engineering from Southern Methodist University.

Chi-Foon Chan	53
Dr. Chi-Foon Chan joined Synopsys as Vice President of Application Engineering & Services in May 1990. Since April 1997 he has served as Chief Operating Officer and since February 1998 he has held the additional title of President. Dr. Chan also became a Director of Synopsys in February 1998. From September 1996 to February 1998 he served as Executive Vice President, Office of the President. From February 1994 until April 1997 he served as Senior Vice President, Design Tools Group and from October 1996 until April 1997 as Acting Senior Vice President, Design Reuse Group. Additionally, he has held the titles of Vice President, Engineering and General Manager, DesignWare Operations and Senior Vice President, Worldwide Field Organization. From March 1987 to May 1990, Dr. Chan was employed by NEC Electronics, where his last position was General Manager, Microprocessor Division. From 1977 to 1987, Dr. Chan held a number of senior engineering positions at Intel Corporation. Dr. Chan holds an M.S. and Ph.D. in computer engineering from Case Western Reserve University.

Vicki L. Andrews	47
Vicki L. Andrews joined Synopsys in May 1993 and currently serves as Senior Vice President, Worldwide Sales. Before holding that position, she served in a number of senior sales roles at Synopsys, including Vice President, Global and Strategic Sales, Vice President, North America Sales and Director, Western United States Sales. She has more than 18 years of experience in the EDA industry. Ms. Andrews holds a B.S. in biology and chemistry from the University of Miami.

Name	Age	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years

Steven K. Shevick	46
Steven K. Shevick joined Synopsys in July 1995 and currently serves as Senior Vice President, Finance and Chief Financial Officer, and as the Company Secretary. Mr. Shevick was appointed Senior Vice President and Chief Financial Officer in January 2003. From October 1999 to January 2003, he was Vice President, Investor Relations and Legal and Secretary. From March 1998 to October 1999, he was Vice President, Legal, General Counsel and Assistant Corporate Secretary. From July 1995 to March 1998 he served as Deputy General Counsel and Assistant Corporate Secretary. Mr. Shevick holds an A.B. from Harvard College and a J.D. from Georgetown University Law Center.

Deborah A. Coleman	50
Deborah A. Coleman has been a Director of Synopsys since November 1995. Ms. Coleman is co-founder and currently General Partner of SmartForest Ventures in Portland, Oregon. Ms. Coleman was Chairman of the Board of Merix Corporation, a manufacturer of printed circuit boards, from May 1994, when it was spun off from Tektronix, Inc., until September 2001. She also served as Chief Executive Officer of Merix from May 1994 to September 1999 and as President from March 1997 to September 1999. Ms. Coleman joined Merix from Tektronix, a diversified electronics corporation, where she served as Vice President of Materials Operations, responsible for worldwide procurement, distribution, component engineering and component manufacturing operation. Prior to joining Tektronix in November 1992, Ms. Coleman was with Apple Computer, Inc. for eleven years, where she held several executive positions, including Chief Financial Officer, Chief Information Officer and Vice President of Operations. She is a Director of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment.

Bruce R. Chizen	47
Bruce R. Chizen has been a Director of Synopsys since April 2001. Mr. Chizen has served as President of Adobe Systems Incorporated, a provider of graphic design, publishing and imaging software for Web and print production, since April 2000 and as Chief Executive Officer since December 2000. He joined Adobe Systems in August 1994 as Vice President and General Manager, Consumer Products Division and in December 1997 became Senior Vice President and General Manager, Graphics Products Division. In August 1998, Mr. Chizen was promoted to Executive Vice President, Products and Marketing. From November 1992 to February 1994, he was Vice President and General Manager, Claris Clear Choice for Claris Corp., a wholly-owned subsidiary of Apple Computer. He is a Director of Adobe Systems Incorporated and Viewpoint Corporation, a provider of advanced 3D product visualization and marketing solutions.

Name	Age	Current Principal Occupation or Employment; Material Positions Held During the Past Five Years

A. Richard Newton	51
Dr. A. Richard Newton has been a Director of Synopsys since January 1995. Previously, Dr. Newton was a Director of Synopsys from January 1987 to June 1991. Dr. Newton has been a Professor of Electrical Engineering and Computer Sciences at the University of California at Berkeley since 1979 and is currently Dean of the College of Engineering. From July 1999 to June 2000, Dr. Newton was Chair of the Electrical Engineering and Computer Sciences Department. Since 1988, Dr. Newton has acted as a Venture Partner with Mayfield Fund, a venture capital partnership, and has contributed to the evaluation and development of over two dozen new companies. From November 1994 to July 1995, he was acting President and Chief Executive Officer of Silicon Light Machines, a private company which has developed display systems based on the application of micromachined silicon light-valves. Dr. Newton is also a Director of Simplex Solutions, Inc., which provides software and services for integrated circuit design and verification. Dr. Newton is a citizen of Australia.

Richard Rowley	46
Richard Rowley joined Synopsys in November 1996 and currently serves as Vice President and Corporate Controller, a position he has held since August 1999. From November 1998 until August 1999, Mr. Rowley was Assistant Corporate Controller. Prior to that, Mr. Rowley served as a Director, Corporate Reporting and Planning.

Sasson Somekh	56
Dr. Sasson Somekh has been a Director of Synopsys since January 1999. He is Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor fabrication equipment. From December 1993 to November 2000, Dr. Somekh served as Senior Vice President. Dr. Somekh served as Group Vice President from 1990 to 1993. Prior to that, he was a divisional Vice President. Dr. Somekh joined Applied Materials in 1980 as a Project Manager.

Steven C. Walske	50
Steven C. Walske has been a Director of Synopsys since December 1991. Mr. Walske has been Chief Business Strategist of Parametric Technology Corporation, a supplier of software products for mechanical computer aided engineering, since June 2000 and served as Chairman, Chief Executive Officer and a Director from August 1994 until June 2000. From December 1986 to August 1994, Mr. Walske served as President and Chief Executive Officer of that company.

ANNEX B

January 12, 2003

Board of Directors
Numerical Technologies, Inc.
70 West Plumeria Drive
San Jose, CA 95134

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.0001 per share (the “Company Common Stock”) of Numerical Technologies, Inc. (the “Company”), other than Synopsys, Inc. (the “Parent”) and its affiliates, of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of January 12, 2003 (the “Merger Agreement”), by and among Parent, Neon Acquisition Corporation, a direct wholly owned subsidiary of Parent (“Sub”), and the Company. The Merger Agreement provides for, among other things, (i) that Sub will commence, and Parent will cause Sub to commence, a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a purchase price of $7.00 per share net to the seller in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Merger Agreement and (ii) following the consummation of the Offer, Sub will merge with and into the Company (the “Merger”), pursuant to which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock not owned directly or indirectly by Parent or the Company will be converted into the right to receive the Consideration, without interest.

In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including publicly available financial forecasts, provided to or discussed with us by the Company, and have met with the management of the Company to discuss the businesses and prospects of the Company. We also have considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the publicly available financial forecasts for the Company referred to above, we have reviewed and discussed such forecasts with the management of the Company and have been advised and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial performance of the Company. We also have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Offer and the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or the contemplated benefits of the Offer and/or the Merger and that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material terms, conditions or agreements therein. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In the past, we and our affiliates have provided certain investment banking and financial services unrelated to the proposed Offer and the Merger to Parent and the Company for which we have received compensation, and we and our affiliates may in the future provide certain investment banking and financial services to Parent and its affiliates, for which we would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of Parent and the Company for our and such affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such holder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to the holders of Company Common Stock, other than Parent and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON

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